 As filed with the Securities and Exchange Commission on July ___, 2015
No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

____________________________

SPRING BANK PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)
Delaware	2834	52-2386345
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

113 Cedar Street
Milford, MA 01757
(508) 473-5993
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
___________________________________
Jonathan P. Freve
Chief Financial Officer
Spring Bank Pharmaceuticals, Inc.
113 Cedar Street
Milford, MA 01757
(508) 473-5993
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________________
Copies to:

David S. Hunt, Esq.
222 Main Street, Suite 500
Salt Lake City, Utah 84101
Tel: (801) 355-7878
Fax: (801) 966-6164
_____________________________________

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Class of securities to be registered	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.0001 par value per share (1)

(1)	The proposed maximum aggregate price has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED _____________, 2015

PRELIMINARY PROSPECTUS

Common Stock

We are offering $    of our common stock in this offering.

Prior to this offering, there has been no public market for the common stock. We plan to apply to have our common stock listed on The Nasdaq under the symbol “SBPH”.

We may sell these securities directly, through placement agents, or through underwriters or dealers as designated from time to time.  If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

We are an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933 and will be subject to reduced public company reporting requirements. See "Prospectus Summary — Implications of Being an Emerging Growth Company."

Investing in our securities involves a high degree of risk.  See “Risk Factors” commencing on page 10.  You should carefully read this prospectus, the documents incorporated herein, and the applicable prospectus supplement before making any investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Proceeds, before expenses, to Spring Bank	$	$

The date of this prospectus is                                                                , 2015

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Unless the context otherwise requires, “Spring Bank,” the “Company,” “we,” “us,” “our” and similar names refer to Spring Bank Pharmaceuticals, Inc.

Our logo and some of our trademarks and tradenames are used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

PROSPECTUS SUMMARY

This summary may not contain all the information that you should consider before investing in securities. You should read the entire prospectus, any applicable prospectus supplement and the information incorporated by reference in this prospectus carefully, including “Risk Factors” and the financial data and related notes and other information incorporated by reference, before making an investment decision.

Overview

We are a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of orally bioavailable therapeutics using our proprietary small molecule nucleic acid hybrid, or SMNH, chemistry platform. SMNH compounds are small segments of nucleic acids that we design to selectively target and modulate the activity of specific proteins or enzymes implicated in various disease states. We are developing our most advanced SMNH product candidate, SB 9200, for the treatment of viral diseases. We have designed SB 9200 to selectively activate the host cellular proteins, RIG I and NOD 2, which have been implicated in the body’s immune response to viral infections.  We believe that SB 9200 can play an important role in antiviral therapy by modulating host immune response to fight viral infections.

We have completed a Phase 1 trial of SB 9200 in otherwise healthy patients infected with the Hepatitis C virus, or HCV, and, subject to the proceeds of this offering and additional funding, we are preparing to initiate in 2016 three additional clinical trials of SB 9200:

•	a Phase 2 clinical trial in patients with chronic Hepatitis B virus, or HBV to explore both monotherapy and combination therapy with a direct acting antiviral, or DAA;

•	a Phase 2 clinical trial in HCV patients who have failed multiple DAA combination therapy to explore the combination of SB 9200 with two or three DAAs; and

•	a Phase 2a clinical trial in Respiratory Syncytial Virus, or RSV, in healthy volunteers inoculated with RSV.

We are developing SB 9200 for the treatment of HBV chronic infection.  We believe SB 9200 has the potential to provide a functional cure of HBV by increasing the clearance of HBsAg, HBsAg is the surface antigen of the hepatitis B virus that indicates active hepatitis B infection. Clearance of HBsAg would be indicative of a functional cure. Currently available treatments for HBV include Barraclude (entecavir) and Viread (tenofovir) . These drugs are DAAs which suppress viral replication and had reported worldwide revenues of approximately $2.5 billion in 2014. In Europe, Pegylated interferon-α, or PEG-IFN-α, is indicated for first line treatment of HBV virus according to the European Association for the Study of the Liver, or EASL, guidelines for HBV treatment for certain patient populations.  We expect that the market for HBV treatments will continue to expand as new therapies come to market.

We are also developing SB 9200 for HCV infection.  We believe that the chronically infected HCV population remains largely untreated, even with the introduction of new regimens in 2013 and 2014. The reported worldwide sales of the three newest therapies for HCV (sofosbuvir, ledipasvir and simeprevir) during 2014 totaled approximately $14.7 billion. We believe that the market for HCV treatments will continue to expand as new therapies come to market.  In addition, as more patients are treated with combination therapies that include an NS5a inhibitor and other DAAs, we believe the treatment failure market due to NS5a resistance will continue to grow and provide an attractive market opportunity for SB 9200 in combination with DAAs.

Our Business Strategy

Our primary objective is to expand our leadership position in developing SMNH therapeutics for the treatment of viral infections and other therapeutic indications. To achieve this goal, we are pursuing the following strategies:

•
Rapidly advance the clinical development of SB 9200 for antiviral applications.  We have completed a Phase 1 trial of SB 9200 in HCV infected patients, and, subject to funding and regulatory approval, we are preparing to initiate in 2016 three additional clinical trials of SB 9200 in patients infected with HBV, HCV and RSV.

•
Develop additional SMNH candidates for antiviral therapies.  We are developing SB 9400, SB 9941 and SB 9946 in preclinical development as antiviral therapies targeting RIG I and NOD 2. In preclinical studies these compounds have demonstrated antiviral activity against HCV and RSV. We plan to evaluate the compounds against other viral targets to support investigational new drug applications, or INDs, to expand our presence in antiviral treatments.

•	Continue to refine and expand our SMNH therapeutics platform. We have active discovery programs exploring the use of SMNH compounds to treat COPD and oncology indications.

•
Collaborate selectively to develop and commercialize some product candidates while seeking a balance between wholly owned and partnered programs.  We currently have full commercial rights to all of our product candidates and programs. We plan to selectively develop and commercialize candidates on our own based on the opportunity and the marketplace.  In the future, we plan to seek to enter into collaboration agreements with leading pharmaceutical and biotechnology companies to assist us in furthering the development and commercialization of some of our product candidates.

Our SMNH Chemistry Platform

We design our SMNH compounds to disrupt the interaction between the nucleotides/nucleic acids and aberrant proteins by binding to the active sites of enzymes and proteins and thereby modulating their activity.  Our compounds disrupt this interaction by binding to specific sites on the enzymes and proteins.  Because SMNH compounds resemble naturally occurring nucleotides and nucleic acids in the body, they mimic nucleic acid/nucleotide/protein interactions and are more efficient in disrupting the interactions with aberrant proteins than is possible with traditional small molecules.  By making specific structural modifications to SMNH scaffolds, we enable them to bind to targets in the diseased tissues with high affinity and selectivity.

Unlike other nucleic acid-based approaches, such as RNA interference, that act by inhibiting specific protein expression through down regulation of messenger RNA, or mRNA, SMNH compounds act directly on proteins and therefore can be used to either up regulate or down regulate the function of proteins in order to modulate the protein interactions to mitigate their activity in disease processes.

For example, SB 9200 is designed to bind selectively with and up regulate the host cellular proteins, RIG I and NOD 2, each of which is involved in the activation of body’s immune response to foreign pathogens.

Some of the features of our SMNH compounds that we believe to be important include:

•	Oral bioavailability. Because of the size of our SMNH compounds, which are small segments of nucleic acids, they can be delivered orally.

•
Treat a broad range of diseases.  SMNH compounds can be designed to selectively target certain proteins whose presence or activity contributes to disease severity or causes the underlying disease.  This approach is potentially applicable to a broad range of diseases.

•
Selectivity for desired protein target.  By mimicking nucleic acid/nucleotide/protein interactions, SMNH compounds can be more effective in disrupting the interactions with aberrant proteins than is traditional small molecules.

•
No observed immune overstimulation.  In preclinical studies of our SMNH compounds and our Phase 1 clinical trial of SB 9200, our SMNH compounds do not appear to have triggered a nonspecific immune response.

•
Intact excretion limits likelihood of unwanted drug-drug interactions. SMNH compounds are unlikely to have drug-drug interactions because they are not metabolized by enzyme systems in the liver and are excreted mostly intact.

•
Multiple viable routes of delivery create medical and commercial opportunity. SMNH compounds can be delivered in multiple ways, including by oral, inhaled and intravenous administration, depending on the disease target and optimal delivery approach.

•	Relative ease of manufacturing. Because SMNH compounds are chemically synthesized by a proprietary solution phase technology, they can be produced in a scalable and reproducible manner.

•	Rapid in vitro discovery and chemical synthesis. We have developed the capability to use our SMNH platform to identify lead candidates for development.

Our Product Candidates

The following table summarizes the status of the development of our product candidates.  Each of our product candidates is a prodrug which is designed to deliver the active product to the target organ through the product’s metabolites. We own all of the commercial rights to all of our product candidates.

Product Candidate	Indication/ Therapeutic Area	Stage of Development	Anticipated Milestones
SB 9200	HBV	Phase 2	Initiation of Phase 2 clinical trial planned in 1H 2016
SB 9200	HCV	Phase 2	Phase 1 clinical trials completed; Phase 2 clinical trial planned in 2016
SB 9200	RSV	Phase 2	Initiation of Phase 2a clinical trial planned in 2016
SB 9400	Viral Infections	Preclinical	IND enabling toxicology studies
SB 9941	Viral Infections	Preclinical	IND enabling toxicology studies
SB 9946	Viral Infections	Preclinical	IND enabling toxicology studies

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have a limited operating history, have incurred significant losses since our inception, expect to incur losses for the foreseeable future and may never achieve or maintain profitability;

•
we will need additional funding before we can expect to become profitable from the sales of our products, if approved, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts;

•	we are very early in our development efforts and our product candidates may not be successful in later stage clinical trials and as a result may never be approved as marketable therapeutics;

•
we rely, and expect to continue to rely, on third parties to conduct our clinical trials and to manufacture our product candidates for pre-clinical and clinical testing, and those third parties may not perform satisfactorily, which could delay our product development activities;

•
if we are unable to adequately protect our proprietary technology, or obtain and maintain issued patents which are sufficient to protect our product candidates, others could compete against us more directly, which would have a material adverse impact on our business, results of operations, financial condition and prospects;

•	we may not be able to retain key executives or to attract, retain and motivate key personnel including a chief executive officer; and

•
our business currently depends substantially on the success of clinical trials for SB 9200, which is still under development. If we are unable to obtain regulatory approval for, or successfully commercialize SB 9200, our business will be materially harmed.

It is difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

Our Corporate Information

We were incorporated under the laws of the Commonwealth of Massachusetts as Spring Bank Technologies, Inc. on October 7, 2002. On May 12, 2008, we filed a certificate of incorporation in the State of Delaware and changed our corporate domicile to Delaware and our name to Spring Bank Pharmaceuticals, Inc.  Our principal executive offices are located at 113 Cedar Street, Milford, MA 01757 and our telephone number is (508) 473-5993. Our website address is www.springbankpharm.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus.

Implications of Being an Emerging Growth Company

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

We will remain an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenue;
•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;
•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•	the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act) are required to comply with the new or revised financial accounting standard.

For certain risks related to our status as an emerging growth company, see the disclosure elsewhere in this prospectus under “Risk Factors—Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock—We are an ‘emerging growth company’,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

THE OFFERING

Common stock offered by us	shares of common stock
Common stock to be outstanding after this offering	shares of common stock
Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $      based upon the assumed initial public offering price of $    per share, and after deducting estimated offering expenses payable by us. We expect to utilize these funds to continue to advance the clinical development of SB 9200, conduct additional research and development, and for working capital and other general corporate purposes. See “Use of Proceeds” beginning on page 50.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Proposed symbol	“SBPH”

The number of shares of our common stock to be outstanding after this offering is based on 23,184,474 shares of our common stock outstanding as of June 30, 2015, and 1,000,000 additional shares of our common stock issuable upon the conversion of all of our outstanding shares of preferred stock upon the closing of this offering, and excludes:

•	4,727,270 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2015, at a weighted average exercise price of $2.17 per share;

•	593,000 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $2.32 per share; and

•	307,000 shares of common stock available for future issuance under our 2014 Stock Incentive Plan as of June 30, 2015.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the issuance of 1,000,000 shares of common stock upon conversion of our outstanding preferred stock upon the closing of this offering; and

•	no exercise of outstanding options or warrants after June 30, 2015.

SUMMARY FINANCIAL INFORMATION

You should read the following financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2013 and 2014, and the balance sheet data as of December 31, 2013 and 2014, from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the three months ended March 31, 2014 and 2015, and the balance sheet data as of March 31, 2015, have been derived from our unaudited financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and the interim period results are not necessarily indicative of the results to be expected for the full year or any other interim period.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands, except share and per share data)
Statement of Operations Data:
Grant revenue	$651	$738	$210	$250

Operating expenses:
Research and development	3,966	6,132	1,231	1,133
General and administrative	1,756	2,412	524	1,075

Total operating expenses	5,722	8,544	1,755	2,208

Loss from operations	(5,071)	(7,806)	(1,545)	(1,958)
Other income (expense):
Interest income (expense), net	(1,939)	(1,906)	(410)	-
Gain on change in fair value of warrant liability	54	-	-	-

Net loss	$(6,956)	$(9,712)	$(1,955)	$(1,958)

Net loss per common share, basic and diluted(1)	$(0.60)	$(0.78)	$(0.16)	$(0.09)

Weighted-average common shares outstanding, basic and diluted(1)	11,667,564	12,473,377	12,373,259	21,346,172

Pro forma net loss per share, basic and diluted (unaudited)(2)		$(0.72)		$(0.09)

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(2)		13,473,377		22,346,172

(1) See Note 2 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2) See Note 1 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted pro forma net loss per share attributable to common stockholders.

	As of December 31,		As of March 31,
	2013	2014	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,301	$1,570	$19,742
Working capital	2,670	12,074	19,500
Total assets	7,629	13,805	20,430
Convertible notes	3,616	-	-
Total stockholders’ equity	2,908	12,200	19,637

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Capital Needs

We have incurred significant losses since our inception and anticipate that we will incur significant and increasing losses in the future.

We are a clinical-stage biopharmaceutical company. We have one product candidate, SB 9200, in the early stages of clinical development and all of our other product candidates are pre-clinical. We do not have any products approved by regulatory authorities for marketing and have not generated any revenue from product sales, and we continue to incur significant research, development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in every reporting period since our inception in 2002. For the years ended December 31, 2013 and 2014, we reported a net loss of $7.0 million and $9.7 million, respectively, and for the three months ended March 31, 2015, we reported a net loss of $2.0 million.  We had an accumulated deficit of $24.6 million at March 31, 2015.

We expect to continue to incur significant and increasing losses for the foreseeable future. We anticipate these losses to increase as our expenses increase, and we expect that our expenses will increase if and as we:

•	continue to develop and conduct clinical trials with respect to SB 9200, including the clinical trials we plan to initiate in 2016;

•	initiate and continue research, preclinical and clinical development efforts for our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, including a chief executive officer, and clinical, quality control and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add equipment and physical infrastructure to support our research and development programs.

We currently have no source of product revenue and may never become profitable.

We do not have any products approved by regulatory authorities for marketing and have not generated any revenue from product sales. Our ability to achieve and maintain profitability will depend upon our ability to generate revenue. We do not expect to generate significant revenue unless and until we are able to gain regulatory approval of and commercialize SB 9200 or other product candidates that we may develop, in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for SB 9200 or any other product candidate, we do not know when we will generate revenue from product sales, if at all. Our ability to generate revenue from product sales of SB 9200 or any other product candidate also depends on a number of factors, including our ability to:

•	successfully complete development activities, including enrollment of study participants and completion of the necessary clinical trials;

•	complete and submit New Drug Applications, or NDAs, to the United States Food and Drug Administration, or FDA, and obtain regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities;

•	successfully commercialize any approved products;

•	manufacture or have manufactured commercial quantities of our products at acceptable cost levels;

•
develop a commercial organization capable of manufacturing, sales, marketing and distribution for any products we intend to sell ourselves in the markets in which we choose to commercialize such products on our own;

•	enter into arrangements with third parties to manufacture, market, sell and distribute our approved products in other markets; and

•	obtain adequate pricing, coverage and reimbursement from third parties, including government and private payors.

In addition, because of the numerous risks and uncertainties associated with product development, including that SB 9200 or our other product candidates, may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the development and regulatory process for SB 9200 or any other product candidate, we anticipate incurring significant costs associated with commercializing these products.

Even if we are able to generate revenues from the sale of SB 9200 or any other products, we may not generate revenues that are large enough for us to become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We intend to expend our limited resources on the development of our sole clinical stage product candidate, SB 9200, for antiviral applications and may fail to capitalize on other technologies, product candidates or other indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we are focusing our resources on the development of SB 9200, which concentrates the risk of product failure on SB 9200.  SB 9200 may prove to be unsafe or ineffective. As a result of this concentration of resources, we may forego or delay development of other technologies, product candidates or other indications that later prove to have greater commercial potential.

Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to the candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

We will require additional capital to fund our operations. If we fail to obtain necessary financing, we may be forced to delay, reduce or eliminate our development and potential commercialization efforts for SB 9200.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for, SB 9200. In addition, if we obtain marketing approval for SB 9200, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. If we are unable to raise capital when needed or on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We plan to use the net proceeds of this offering primarily to fund our ongoing development of SB 9200 including the clinical trials we plan to initiate in 2016.  However, the net proceeds of this offering and our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of SB 9200. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources.  We do not have any committed external source of funds other than under an existing grant from the National Institutes of Health, or NIH.

Adequate additional financing may not be available to us on acceptable terms or at all.  Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of March 31, 2015, will enable us to fund our operating expenses and capital expenditure requirements until _______. We have based this estimate on assumptions that may prove to be wrong, and we could deploy our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.  Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to the:

•	initiation, progress, timing, costs and results of pre-clinical studies and clinical trials of SB 9200 including the clinical trials we plan to initiate in 2016;

•	initiation, progress, timing, costs and results of pre-clinical studies and clinical trials of our other product candidates and any other product candidates;

•	our obligation to make royalty and non-royalty sublicense receipt payments to third-party licensors, if any, under our licensing agreements;

•	the number and characteristics of product candidates that we discover or in-license and develop;

•
the outcome, timing and cost of seeking regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of SB 9200 and any other products;

•	the costs and timing of the implementation of commercial-scale manufacturing activities;

•	the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

•	the costs of operating as a public company.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or SB 9200.

Until we can generate substantial revenue from product sales, if ever, we expect to seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include liens or other restrictive covenants limiting our ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management's ability to oversee the development of SB 9200 and our other product candidates.

If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our technologies that we would otherwise prefer to develop and market ourselves.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies that could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of assets, including pre-clinical, clinical or commercial stage products or product candidates, or businesses, or strategic alliances and collaborations, to expand our existing technologies and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, on favorable terms or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have no experience with acquiring other companies, products or product candidates, and limited experience with forming strategic alliances and collaborations. We may not be able to find suitable companies, products or product candidates to acquire or partners  with which to form strategic alliances or collaborations, and if we enter into any such transactions, we may not be able to integrate the acquired companies, products or product candidates successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business.

To finance any acquisitions or collaborations, we may choose to issue convertible debt or equity as consideration. Any such issuance of securities would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our future success is dependent on the successful clinical development, regulatory approval and commercialization of SB 9200, and will require significant capital resources and years of additional clinical development effort. If we are unable to develop, obtain regulatory approval for or successfully commercialize SB 9200 or experience significant delays in doing so, our business could be materially harmed.

We do not have any products that have gained regulatory approval. Currently, our only clinical-stage product candidate is SB 9200. As a result, our business is dependent on our ability to successfully complete clinical development of, obtain regulatory approval for, and, if approved, to successfully commercialize SB 9200 in a timely manner. The success of SB 9200 will depend on several factors, including the following:

•	successful completion of our planned clinical trials in HBV, HCV and RSV;

•	initiation and successful enrollment and completion of additional clinical trials;

•	safety, tolerability and efficacy profiles that are satisfactory to the FDA, or any comparable foreign regulatory authority for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;
the performance of our future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;

•	establishment of arrangements with third-party manufacturers to obtain finished drug products that are appropriately packaged for sale;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors following any marketing approval; and

•	our ability to compete with other therapies, including therapies targeting viral hepatitis and other antiviral applications.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If we are unable to develop, receive marketing approval for and successfully commercialize SB 9200 or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We are conducting multiple clinical trials of SB 9200 in different indications.  If patients in any of these trials experience adverse safety events, we may be required to delay, discontinue or modify all of our clinical trials of SB9200.

The results of pre-clinical studies and early clinical trials may not be predictive of results in future clinical trials.

The outcome of pre-clinical studies and early clinical trials may not be predictive of the results of later clinical trials and interim results of clinical trials do not necessarily predict success in such clinical trials.  A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier pre-clinical studies and clinical trials. Generally, in vitro and in vivo results from preclinical studies such as the results from our studies in animal models of HBV, HCV and RSV as well as in in vitro assays, may not translate into human efficacy.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of SB 9200, the development timeline and regulatory approval and commercialization prospects for SB 9200, and, correspondingly, our business and financial prospects, would be negatively impacted.

The therapeutic efficacy of SB 9200 is unproven in humans, and we may not be able to successfully develop and commercialize SB 9200.

SB 9200 is a novel compound and its potential benefit as an antiviral drug is unproven. SB 9200 may not prove to be effective against indications it is being designed to act against and may not demonstrate in clinical trials any or all of the pharmacological effects that have been observed in pre-clinical studies. To date, we have only completed a single Phase I trial of SB 9200. In that trial, we evaluated SB 9200 in 38 otherwise healthy HCV infected patients as a monotherapy treatment for up to seven days.  We plan to initiate clinical trials of SB 9200 for the treatment of HBV, HCV, and RSV. We expect the trials for HBV and HCV will be of longer duration and involve combination therapy with other antiviral agents. As a result, our Phase I trial results may not be indicative of the results of these trials.   While we have conducted a phase 1 clinical trial in HCV infected patients, the dose and frequency may be different for other indications of antiviral therapy.

SB 9200 may interact with human biological systems in unforeseen, ineffective or harmful ways. If SB 9200 is associated with undesirable side effects or has characteristics that are unexpected, we may need to abandon its development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. As a result of these and other risks described herein that are inherent in the development of novel therapeutic agents, we may never successfully develop or commercialize SB 9200, in which case our business will be harmed.

Clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome.

Clinical testing is expensive, can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all.  Failure can occur at any time during the clinical trial process, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable.

We may experience delays in our ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on a timely basis, need to be redesigned or be completed on schedule, if at all. There can be no assurance that the FDA or other foreign regulatory authority will not put clinical trials of SB 9200 or any other product candidates on clinical hold now or in the future. Clinical trials may be delayed, suspended or prematurely terminated or may take longer than anticipated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•
delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•
delay or failure in obtaining Investigational Review Board, or IRB, approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at a site;

•	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable study subjects to participate in a trial;

•	delay or failure in study subjects completing a trial or returning for post-treatment follow-up or otherwise complying with the trial protocol;

•	clinical sites and investigators deviating from the trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•
inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for competing product candidates with the same indication;

•	failure of our third-party service providers to satisfy their contractual duties or meet expected deadlines;

•	delay or failure in adding new clinical trial sites;

•
feedback from the FDA, the IRB, data safety monitoring boards, or a comparable foreign regulatory authority, or results from earlier stage or concurrent pre-clinical studies and clinical trials, that might require modification to the protocol for the trial;

•
decision by the FDA, the IRB, a comparable foreign regulatory authority, or us, or recommendation by a data safety monitoring board or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects or adverse events;

•	failure of a product candidate to demonstrate any benefit;

•	difficulties in manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials;

•
lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical studies or increased expenses associated with the services of our CROs and other third parties; or

•	changes in governmental regulations or administrative actions.

We have not submitted an IND to the FDA for SB 9200 or any other product candidate.  We may not conduct a clinical trial in the United States until we submit an IND to the FDA. Because we are developing SB 9200 for multiple indications, we may be required to submit an IND to the FDA for one or more of these indications and may not conduct a clinical trial in the United States for that indication unless we do so.

We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that lead to clinical trial delays may ultimately lead to the denial of marketing approval of any of our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for any of our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials as required by the FDA or comparable foreign regulatory authorities, such as the EMA. Patient enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trial;

•	the design of the clinical trial;

•	efforts to facilitate timely enrollment;

•	competing clinical trials; and

•
clinicians' and patients' perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

For instance, in our Phase I clinical trial of SB 9200 in HCV patients, we experienced significant delays in enrollment due to competing clinical trials in HCV being conducted by our competitors.

Our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our ability to commence sales of and generate revenues from our product candidates, which could cause the value of our company to decline.

If we experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent marketing approval or commercialization of our product candidates, including:

•	clinical trials of our product candidates may produce unfavorable or inconclusive results;

•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•
the number of patients required for clinical trials of our product candidates may be larger than we anticipate, patient enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	the cost of planned clinical trials of our product candidates may be greater than we anticipate;

•
our third-party contractors, including those manufacturing our product candidates or components or ingredients thereof or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner or at all;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•
patients that enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial's duration;

•
we may have to delay, suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate;

•
regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;

•	the FDA or comparable foreign regulatory authorities may disagree with our clinical trial designs or our interpretation of data from preclinical studies and clinical trials;

•
the FDA or comparable foreign regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•
the supply or quality of raw materials or manufactured product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain marketing approval.

Product development costs for us will increase if we experience delays in testing or pursuing marketing approvals and we may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidates.

Our commercial success depends upon attaining significant market acceptance of SB 9200 as a monotherapy or in combination with other antiviral agents or of any other product candidates, if approved, among physicians, patients, healthcare payors, and others in the medical community necessary for commercial success, and the market opportunity for the product candidate may be smaller than we estimate.

Even if we obtain regulatory approval for SB 9200 or any other product candidate for antiviral therapy in HCV, HBV and RSV, our product candidate may not gain market acceptance among physicians, healthcare payors, patients or the medical community. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including the:

•	efficacy and safety of our product candidates administered with other drugs each as demonstrated in clinical trials and post-marketing experience;

•	clinical indications for which our product candidates are approved;

•	potential and perceived advantages of our product candidates over alternative treatments;

•	safety of our product candidates seen in a broader patient group, including its use outside the approved indications should physicians choose to prescribe for such uses;

•	prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	timing of market introduction of our product candidates as well as of competitive products;

•	cost of treatment with our product candidates in relation to alternative treatments;

•	availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	the convenience and ease of administration of our product candidates whether as part of combination therapy or as a monotherapy as compared to alternative treatments;

•	effectiveness of our sales and marketing efforts; and

•	changes in the standard of care for the targeted indications for the product candidate.

Moreover, if SB 9200 is approved but fails to achieve market acceptance among physicians, patients, or healthcare providers are restricted, withdrawn or recalled or fail to be approved, as the case may be, we may not be able to generate significant revenues, which would compromise our ability to become profitable.

The potential market opportunities for our product candidates are difficult to estimate precisely. Our estimates of the potential market opportunities are predicated on many assumptions, including industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidates could be smaller than our estimates of the potential market opportunities.

Even if we are able to commercialize SB 9200 or any other product candidate, the product candidate may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

Our ability to successfully commercialize SB 9200 or any other product candidate will depend, in part, on the extent to which coverage and adequate reimbursement for such product candidate will be available from third party payors, including government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical drugs. Third-party payors may also seek with respect to an approved product additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations before covering SB 9200 or any other product candidate for those patients. We cannot be sure that coverage and reimbursement will be available for SB 9200 and, if it is available, whether the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, SB 9200 or any other product candidate, if approved. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize SB 9200 or any other product candidate, if approved.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If we are unable to establish sales, marketing and distribution capabilities or enter into agreements with third parties to market, sell or distribute SB 9200 or any other product candidates, we may not be successful in commercializing such product candidate if and when they are approved.

We do not currently have an organization for the sale, marketing and distribution of pharmaceutical products and have no experience in the sale, marketing or distribution of pharmaceutical products. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, we must establish sales, marketing and distribution capabilities or make arrangements with third parties to perform these services.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues may be lower, perhaps substantially lower, than if we were to directly market and sell products in those markets. Furthermore, we may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to us. In addition, we may have little or no control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales, marketing and distribution functions, we may be unable to compete successfully against these more established companies.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our operations (including our marketing, promotion, educational programs, pricing, and relationships with healthcare providers or other entities, among other things) and expose us to areas of risk include the following:

•
the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•
federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•
HIPAA, and the rules and regulations promulgated thereunder, establish federal standards for maintaining the privacy and security of certain patient health information known as Protected Health Information. As amended by the Health Information Technology for Economic and Clinical Health Act, HIPAA also establishes federal standards for administrative, technical and physical safeguards relevant to the electronic transmission of Protected Health Information and imposes certain notification obligations in the event of a breach of the privacy or security of Protected Health Information. In addition to adhering to the requirements of HIPAA, entities considered "covered entities" under HIPAA (such as health plans, health care clearinghouses, and certain health care providers) are also required to obtain assurances in the form of a written contract from certain business associates to which they transmit Protected Health Information to ensure that the privacy and security of such information is maintained in accordance with HIPAA requirements;

•
HIPAA also criminalizes health care fraud and makes it a felony to knowingly and willfully execute or attempt to execute a scheme or artifice to defraud any health care benefit program or to obtain money or other property owned or controlled by a health care benefit program by means of false or fraudulent pretenses, representations, or promises;

•	failure to comply with HIPAA can result in civil and criminal liability, including civil money penalties, fines and imprisonment;

•
the federal physician sunshine requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties are compliant with applicable healthcare laws and regulations will involve the expenditure of appropriate, and possibly significant, resources. Nonetheless, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct for our directors, officers and employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We expect that we will face competition with respect to SB 9200 and with respect to any other product candidates that we may seek to develop or commercialize, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing SB 9200. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

We expect our current and other product candidates to face intense and increasing competition as new products enter the HCV and antiviral markets and advanced technologies become available, particularly in the case of HCV in combinations with existing products and other new products. The competitive landscape for HCV has been on evolving one and has resulted in approved products being discontinued. For instance, first, generation protease inhibitors, Incivek™ (telaprevir) of Vertex and Victrelis™ (boceprevir) of Merck, which were approved in 2011 by the FDA for the treatment of HCV in combination with interferon and ribavirin, which in combination were the previous standard of care, but by January 2015 both were discontinued in the United States due to competing treatments and diminishing market demand. Other approved products for HCV include a third protease inhibitor, simeprevir (Olysio™) from Janssen Therapeutics which was approved by the FDA in November 2013 for use in genotype 1 HCV patients only when used in combination with pegylated interferon and ribavirin; sofosbuvir (Sovaldi™), a nucleotide analogue inhibitor of the HCV NS5B polymerase enzyme from Gilead for patients with genotype 2 or 3 HCV and no requirement for interferon (also approved for patients with genotypes 1 or 4 when combined with pegylated interferon and ribavirin); Gilead’s interferon-free Harvoni™, a combination of sofosbuvir and ledipasvir (a NS5A inhibitor) for patients with genotype 1 HCV approved in October 2014; and an interferon-free combination therapy of simeprevir and sofusbuvir for genotype 1 HCV patients approved in November 2014. These and other potential new treatment regimens may render our HCV product candidates noncompetitive. In particular, regimens containing our HCV product candidates may not be able to compete successfully with other products and regimens in development involving multiple classes of inhibitors of HCV, including protease inhibitors, polymerase inhibitors (nucleoside and non-nucleoside), NS5A inhibitors, cyclophilin inhibitors and others, under development by companies such as AbbVie, Achillion, Bristol-Myers Squibb, Gilead, Johnson & Johnson, Medivir, Merck, Presidio, Regulus and Roche and Theravance Biopharma.

There are currently no FDA approved products available to cure HBV. FDA approved treatments for patients with chronic HBV include interferons such as Intron A (INF alpha-2b) and Pegasys (peg-INF alpha-2A), and nucleoside analogues such as Epivir-HBV (lamivudine), Hepsera (adefovir dipivoxil), Baraclude (entecavir), Tyzeka (telbivudine) and Viread (tenofovir).  The companies that are marketing these drugs include Merck, Genentech Inc., GlaxoSmithKline, Gilead Sciences, BMS and Novartis. These treatments are designed to decrease the risk of liver damage from HBV by slowing down or stopping the virus from reproducing.  In addition, several pharmaceutical and biotechnology companies are developing additional therapies to address HBV, including non-nucleotide antivirals and non-INF immune enhancers.

There are also FDA approved vaccinations available for children and high-risk adults that protect against HBV. These vaccines are manufactured by Merck and GlaxoSmithKline and are widely available in the United States (and less available in the rest of the world), and have limited side effects.  Although the vaccines are effective against HBV in non-infected individuals, they do not reverse or cure the disease in people who have already contracted the virus, such as children of women who are already HBV positive.

There are no FDA approved therapies for RSV infection.  While Ribavirin is used in severe cases of RSV infection, there are significant side effects and risks associated with the use of Ribavirin, especially in infants. Supportive care is the most common treatment for RSV infection.  Synagis of MedImmune is an FDA-approved prescription injection of antibodies that is given monthly to help protect high-risk infants from severe RSV disease throughout the RSV season.  Possible, serious side effects include severe allergic reaction, which may occur after any dose and may be life-threatening or cause death. Several pharmaceutical companies have programs in clinical development for an RSV antiviral application including Janssen, Gilead and Alnylam.

There are a variety of available therapies and supportive care products marketed for antiviral patients. Some of these other drugs are branded and subject to patent protection, some are in clinical development and not yet approved, and others are available on a generic basis. Many of the approved drugs are well established therapies or products and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. These factors may make it difficult for us to achieve market acceptance at desired levels and/or in a timely manner to ensure viability of our business.

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing approved products than we do.

Our competitors may obtain regulatory approval of their products before we are able to, which may limit our ability to develop or commercialize SB 9200 or any other product candidates. Our competitors may also develop drugs that are safer, more effective, more convenient or less expensive than ours, and may also be more successful than us in manufacturing and marketing their products. In addition, our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop,  These appreciable advantages could reduce or eliminate our commercial opportunity and render SB 9200 or any other product candidates obsolete or non-competitive.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of SB 9200 or any other product candidates.

We face an inherent risk of product liability exposure related to the testing of SB 9200 or any other product candidates by us or our investigators in human clinical trials and will face an even greater risk if we commercially sell SB 9200  or such product candidates if and after we obtain regulatory approval. Product liability claims may be brought against us by study subjects enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling SB 9200 or such product candidates. If we cannot successfully defend ourselves against claims that SB 9200 or such product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in, for example:

•	decreased demand for SB 9200 or such product candidates;

•	termination of clinical trial sites or entire trial programs;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	significant costs to defend the related litigation;

•	substantial monetary awards to clinical trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations;

•	the inability to commercialize SB 9200 or such product candidates; and

•	increased scrutiny and potential investigation by, among others, the FDA, DOJ, the Office of Inspector General of the HHS, state attorneys general, members of Congress and the public.

We currently have $10 million in product liability insurance coverage in the aggregate, which may not be adequate to cover all liabilities that we may incur.

Insurance coverage is increasingly expensive. We intend to expand our product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for any product candidate. However, we may not be able to obtain or maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

Our business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. In addition, our systems safeguard important confidential personal data regarding our subjects. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of SB 9200 could be delayed.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We rely on third-party manufacturers to produce SB 9200 and expect to rely on third-party manufacturers to produce product candidates in the future Our ability to obtain clinical supplies of SB 9200 could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The ultimate impact on us, our significant suppliers and our general infrastructure of being in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our pre-clinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our business may be harmed.

We rely on third-party research vendors, academic research institutions, CROs, and other third-parties to conduct, and monitor and manage data for, our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and we control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our pre-clinical studies and clinical trials are conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our pre-clinical studies in accordance with good laboratory practice, or GLP, and the Animal Welfare Act requirements. We and our service providers are required to comply with federal regulations and current good clinical practice or cGCP, which are international standards meant to protect the rights and health of subjects that are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for SB 9200 and any other product candidates in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our service providers fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat pre-clinical studies and clinical trials, which would delay the regulatory approval process.

Our service providers are not our employees, and except for remedies available to us under our agreements with such service providers, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and pre-clinical programs. If service providers do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our pre-clinical studies and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize SB 9200. As a result, our results of operations and the commercial prospects for SB 9200 would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our service providers, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If our relationships with third-party vendors and other service providers are terminated, our drug development efforts could be delayed.

We rely on third-party vendors and service providers for pre-clinical studies and clinical trials related to our drug development efforts. Switching or adding additional third-party vendors or service providers would involve additional cost and require management time and focus. Our third-party vendors and service providers generally have the right to terminate their agreements with us under certain circumstances. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. In addition, there is a natural transition period when a new third-party vendor or service provider commences work, and the new third-party vendor or service provider may not provide the same type or level of services as the original provider. If any of our relationships with our third-party vendors or service providers terminate, we may not be able to enter into arrangements with alternative third-party vendors or service providers or to do so on commercially reasonable terms.

We have no experience manufacturing SB 9200 or any other product candidate on a commercial scale and have no manufacturing facility. We are dependent on contract manufacturers for the manufacture of SB 9200 as well as on third parties for our supply chain and expect to rely on contract manufacturers for any other product candidates. If we experience problems with any such contract manufacturers, the manufacturing of SB 9200 or any other product candidate could be delayed.

We currently have no manufacturing facilities and limited personnel with manufacturing experience. We rely on contract manufacturers to produce both drug substance and drug product required for our clinical trials. We plan to continue to rely upon contract manufacturers to manufacture commercial quantities of our products, if approved. Reliance on such third-party contractors entails risks, including:

•
manufacturing delays if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the possible termination or nonrenewal of agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the possible breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

•
the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

We currently rely, and expect to continue to rely, on a small number of third-party contract manufacturers to supply the majority of our active pharmaceutical ingredient and required finished product for our preclinical studies and clinical trials. We do not have long-term agreements with any of these third parties. If any of our existing manufacturers should become unavailable to us for any reason, we may incur some delay in identifying or qualifying replacements.

Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations, delay our clinical trials and, if our products are approved for sale, result in lost sales. Additionally, we rely on third parties to supply the raw materials needed to manufacture our product candidates. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of our product candidates, increase our cost of goods sold and result in lost sales.

If any of our product candidates are approved by any regulatory agency, we plan to enter into agreements with third-party contract manufacturers for the commercial production and distribution of those products. It may be difficult for us to reach agreement with a contract manufacturer on satisfactory terms or in a timely manner. In addition, we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization efforts.

Third-party manufacturers are required to comply with cGMPs and similar regulatory requirements outside the United States. Facilities used by our third-party manufacturers must be approved by the FDA after we submit an NDA and before potential approval of the product candidate. Similar regulations apply to manufacturers of our product candidates for use or sale in foreign countries. We do not control the manufacturing process and are completely dependent on our third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of our product candidates. If our manufacturers cannot successfully manufacture material that conforms to our specifications or the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture, we may need to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable product candidate.

In addition, our manufacturers are subject to ongoing periodic inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements both prior to and following the receipt of marketing approval for any of our product candidates. Some of these inspections may be unannounced. Failure by any of our manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could adversely affect supplies of our product candidates and significantly harm our business, financial condition and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

If we enter into licensing or collaboration agreements with third parties to develop, obtain regulatory approvals for and commercialize SB 9200 or any other product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

Because we have limited resources, we may seek to enter into collaboration agreements with other pharmaceutical or biotechnology companies. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators' abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

           Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•
collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•
collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•
disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•
collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

Despite our efforts, we may be unable to secure additional collaborative licensing or other arrangements that are necessary for us to further develop and commercialize SB 9200 or any other product candidates. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such a collaboration could be more attractive than the one with us for our product candidate.  Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any new drug applications, or NDAs, that we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our NDAs for our product candidates, it may require that we conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

We are developing SB 9200 for multiple indications.  In order to market SB 9200 for multiple indications, we will need to conduct appropriate clinical trials, obtain positive results from those trials and obtain regulatory approval for such indications.  Regulatory approval of SB 9200 for one indication may not mean that SB 9200 for another indication will receive regulatory approval.

If clinical trials of our product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and other comparable foreign regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable foreign regulatory authorities, such as the European Medicines Agency, or the EMA, impose similar restrictions. We may never receive such approvals. We must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

We have not previously submitted an NDA to the FDA or similar drug approval filings to comparable foreign regulatory authorities for any of our product candidates. Any inability to complete preclinical and clinical development successfully could result in additional costs to us, and impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Moreover, if (1) we are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we, or they contemplate, (2) we are unable to successfully complete clinical trials of our product candidates or other testing, (3) the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or (4) there are unacceptable safety concerns associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

SB 9200 or any other product candidate may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by SB 9200 or any other product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities.

Results of our trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of SB 9200 or any other product candidates for any or all targeted indications. Study drug-related side effects could affect study subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims.

If SB 9200 or any of our other product candidates is associated with adverse events or undesirable side effects or has properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound.

Failure to obtain regulatory approval in international jurisdictions would prevent SB 9200 and any other product candidate from being marketed abroad.

In order to market and sell our products in the European Union and many other jurisdictions, including Japan, China and South Korea, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of our product candidates by regulatory authorities in the European Union, Japan, China, South Korea or another country or jurisdiction, the commercial prospects of our product candidates may be significantly diminished and our business prospects could decline.

If any of our product candidates receives marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability to market the drug could be compromised.

Clinical trials of our product candidates are conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the drug or seize the drug;

•	we may be required to recall the drug, change the way the drug is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a "black box" warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	our reputation may suffer.

Any of these events could have a material and adverse effect on our operations and business and could adversely impact our stock price.

Even if SB 9200 or any other product candidate receives regulatory approval, the terms of approvals and ongoing regulation of these approved products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Even if we obtain regulatory approval for SB 9200 or any other product candidate, it and its manufacturer and marketer would be subject to review and extensive regulation.

Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice, or cGMP, and other regulations. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by, among others, the FDA, the United States Department of Justice, or DOJ, the Office of Inspector General of the Office of Health and Human Services, or HHS, state attorneys general, members of Congress and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or other government agencies. Similarly, advertising and promotion of any product candidate that obtains approval outside of the United States will be subject to legal and regulatory restrictions and heavily scrutinized by comparable foreign regulatory authorities.

The FDA and other agencies, including the DOJ, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding off-label use and if we do not market any of our product candidates for which we receive marketing approval for only their approved indications, we may be subject to warnings or enforcement action for off-label marketing. Violation of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

If we, SB 9200 or any other product candidate or the manufacturing facilities for SB 9200 or the product candidate fails to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit or preclude our ability to commercialize SB 9200 or any other product candidate and generate revenue.

Any of our product candidates for which we obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products following approval.

Any of our product candidates for which we obtain marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a Risk Evaluation and Mitigation Strategy.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. In addition, failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Recently enacted and future legislation, including potentially unfavorable pricing regulations and other healthcare reform initiatives, may increase the difficulty and cost for us to obtain marketing approval of and commercialize SB 9200 and any other product candidates and adversely affect the prices we may obtain.

The regulations that govern, among other things, marketing approvals, coverage, pricing and reimbursement for new drug products vary widely from country to country. In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of SB 9200 and any other product candidates, restrict or regulate post-approval activities and affect our ability to sell SB 9200 and any other product candidates, if we obtain marketing approval for such product candidates. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we may receive for any approved products.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. The Centers for Medicare and Medicaid Services, the agency that runs the Medicare program, also has the authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While the Medicare Modernization Act and Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms.  The Affordable Care Act expanded manufacturers’ rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and capped the total rebate amount for innovator drugs at 100.0% of AMP. The Affordable Care Act and subsequent legislation also changed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of SB 9200, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of SB 9200 may be.

In the United States, the European Union and other potentially significant markets for SB 9200, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our other product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for SB 9200 or any other product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the commercialization of the product and its revenues we are able to generate from the sale of the product in that particular country.

Laws and regulations governing international operations may preclude us from developing, manufacturing and selling product candidates outside of the United States and require us to develop and implement costly compliance programs.

As we seek to expand our operations outside of the United States, we must comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or FCPA, prohibits any United States individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring such companies to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the DOJ. The SEC, is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-United States nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expanding presence outside of the United States will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling SB 9200 or any other product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the United States government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on United States exchanges for violations of the FCPA’s accounting provisions.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

Our success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties We seek to protect our proprietary position by filing and prosecuting patent applications in the United States and abroad related to our novel technologies and products that are important to our business.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. The steps we or our licensors have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the United States Further, the examination process may require us or our licensors to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The rights already granted under any of our currently issued patents or those licensed to us and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we or our licensors will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

With respect to patent rights, we do not know whether any of the pending patent applications for any of our compounds will result in the issuance of patents that protect our technology or products, or if any of our or our licensors’ issued patents will effectively prevent others from commercializing competitive technologies and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all, until they are issued as a patent. Therefore we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our or our licensors’ patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

If third parties initiate legal proceedings against us alleging that we are infringing their intellectual property rights, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends upon our ability to develop, manufacture, market and sell SB 9200 and any other product candidates and to use our related proprietary technologies, without infringing the intellectual property and other proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to SB 9200 or any other product candidates, including interference or derivation proceedings before the United States Patent and Trademark Office, or USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing the applicable product candidate or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

While SB 9200 is in pre-clinical studies and clinical trials, we believe that the use of SB 9200 in these pre-clinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. If SB 9200 progresses toward commercialization, the possibility of a patent infringement claim against us increases. We attempt to ensure that SB 9200 and the methods we employ to manufacture SB 9200, as well as the methods for its use that we intend to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

In addition, we plan to evaluate SB 9200 in combination with other product candidates and approved products that are covered by patents held by other companies or institutions. In the event that a labeling instruction is required in product packaging recommending that combination, we could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with SB 9200. In such a case, we could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on SB 9200 and any other product candidates throughout the world would be prohibitively expensive, and our or our licensors’ intellectual property rights in some countries outside the United States can be less extensive than those in the United States In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors may not be able to prevent third parties from practicing our and our licensors’ inventions in all countries outside the United States, or from selling or importing products made using our and our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we or our licensors have patent protection, but where enforcement is not as strong as that in the United States These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our or our licensor’s patents or marketing of competing products in violation of our proprietary rights generally in those countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensors’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

The laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and these foreign laws may also be subject to change. For example, methods of treatment and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our and our licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

The terms of our patents may be inadequate to protect our competitive position on our products for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, such as SB 9200, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and pre-clinical data and launch their product earlier than might otherwise be the case.

Changes in patent law, including recent patent reform legislation, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve technological and legal complexity, and is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ ability to obtain new patents or to enforce existing patents and patents we and our licensors may obtain in the future. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents and those licensed to us.

In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first to file" system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO and may become involved in opposition, derivation, reexamination, inter-partes review or interference proceedings challenging our patent rights or the patent rights of our licensors. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our or our licensors’ patent rights, which could adversely affect our competitive position.

The USPTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, did not become effective until March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others.. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both.  These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

We may be subject to claims by third parties asserting that our licensors, employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees and our licensors’ employees, including our senior management, were previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are the same as or similar to SB 9200 but that are not covered by the claims of the patents that we own or have exclusively licensed;

•
we or our licensors or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

•	we or our licensors might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•
our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Risks Related to Employee Matters and Managing Growth

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of June 30, 2015, we had 13 full-time employees and one part-time employee, of whom six hold Ph.D. degrees, plus several consultants. As our development and commercialization plans and strategies develop, we will need additional managerial, operational, sales, marketing, financial and other resources. In addition, we are seeking to hire a chief executive officer in connection with our plan to become a public reporting company. Our management, personnel and systems currently in place is likely not adequate to support this future growth. Future growth would impose significant added responsibilities on members of management, including:

•	managing our clinical trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

•	improving our managerial, development, operational and finance systems; and

•	expanding our facilities.

Our management may need to devote a disproportionate amount of its attention to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or identify, recruit and train additional qualified personnel. Our inability to manage the expansion of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.

We are highly dependent upon our executive officers.  We have entered into employment agreements with each of our executive officers.  These employment agreements do not prevent such persons from terminating their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. We are seeking to hire a chief executive officer. However, we may not be able to attract a high quality chief executive officer on a timely basis or at all which may impact our ability to raise additional funding.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. Our industry has experienced a high rate of turnover of management personnel in recent years. If we lose one or more of our executive officers or other key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key employees on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

Risks Related to Our Common Stock and this Offering

There has been no independent “due diligence” review of our affairs or financial condition.

The statements contained in this prospectus are solely those of our management. There has been no independent “due diligence” review of our affairs or financial condition, nor has any independent party verified the statements contained in this prospectus.

No public market for our common stock currently exists, and an active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial market price for our common stock will be arbitrary and may not reflect the price at which investors in the market will be willing to buy and sell our shares following this offering.  If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the offering price. The market price for our common stock may be influenced by many factors, including:

•	the exchange on which our common stock is listed, if any;

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidate or those of our competitors;

•	developments related to any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	development of new product candidates that may address our markets and may make our product candidates less attractive;

•	changes in physician, hospital or healthcare provider practices that may make our product candidates less useful;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the book value of your investment.

The offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the offering price of $     per share, you will experience immediate dilution of $    per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the offering price.  For a further description of the dilution that you will experience immediately after this offering, see ‘‘Dilution.’’

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, may have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of shares of common stock outstanding as June 30, 2015, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately ___% of our outstanding voting stock. As a result, if these stockholders were to choose to act together, they may be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, may be able to significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds of this offering to fund the clinical development of SB 9200, conduct additional research and development and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. _______ shares of our common stock are either being registered in this offering or may be presently eligible for resale under an exemption from registration such as Rule 144 of the Securities Act of 1933, as amended. Moreover, holders of 5,320,270 shares of our common stock issuable upon the exercise of warrants and options may become eligible for immediate sale in the public market upon issuance if registered, or salable in the public market pursuant to Rule 144 after a six month holding period from the time they exercise such warrants and options and purchase their stock.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the exchange or market upon which we trade and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

A material weakness in internal controls over financial reporting is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In the course of the preparation and external audit of our financial statements, we and our independent registered public accounting firm identified "material weaknesses" in our internal control over financial reporting related to: (1) our financial statement close process, including both our failure to have adequate processes in place to complete our financial statement close process in a timely and accurate manner and flaws in our review controls, which were not designed with the precision necessary to detect or prevent material misstatements; and (2) our lack of sufficient personnel to account for complex transactions in accordance with generally accepted accounting principles and to properly segregate accounting duties. Following the identification of these control deficiencies, we took actions and measures to improve our internal control over financial reporting by hiring additional employees and consultants at various appropriate levels. Our remediation efforts may not, however, enable us to avoid material weaknesses or other significant deficiencies in the future. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies or clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our proposed restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions, if adopted, could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;

•
the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•
the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•
advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements.  All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations and future results of anticipated products, are forward-looking statements.  These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement and with the understanding that our actual future results may be materially different from what we expect.  We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties.  Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.  While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources.  While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or have rights to use a number of registered and common law trademarks, service marks and trade names in connection with our business in the United States and/or in certain foreign jurisdictions.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners.  We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

USE OF PROCEEDS

We estimate the gross proceeds from the sale of ______ shares of common stock in this offering, prior to deducting the estimated offering expenses payable by us, will be approximately $    .

We estimate that we will receive net proceeds of approximately $    after deducting estimated expenses of the offering payable by the company of approximately $   , which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares.

As of March 31, 2015, we had cash and cash equivalents of approximately $19.7 million. We expect to utilize the net proceeds from this offering, together with our cash and cash equivalents, as follows:

•	$ to advance the clinical development of SB 9200 into Phase 2 clinical trials in HBV, HCV, and RSV;
•	$ to conduct preclinical research of SMNH therapeutics in other diseases, including our product candidates SB 9400, SB 9941 and SB 9946; and
•	the remainder for working capital and general corporate purposes.

Our management will have broad discretion in the application of the proceeds, from this offering and our existing cash and cash equivalents and investors will be relying on the judgment of our management regarding the application of these funds. We may find it necessary or advisable to use these funds for other purposes. Circumstances that may give rise to a change in the use of proceeds from this offering and our existing cash and cash equivalents and the alternate purposes for which these funds may be used include:

•	the existence of unforeseen or other opportunities or the need to take advantage of changes in timing of our existing activities;

•
the need or desire on our part to accelerate, increase, reduce or eliminate one or more existing initiatives due to, among other things, changing regulations, changing market conditions and competitive developments or interim results of research and development efforts;

•	results from our business development and marketing efforts; the effect of foreign, federal, state, and local regulation;

•	our ability to continue attracting grant or other development funding; and/or

•	the presentation of strategic opportunities of which we are not currently aware (including acquisitions, joint ventures, licensing and other similar transactions).

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to [ ], and to fund our operating expenses and capital expenditure requirements at least through [ ]. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to enable us to fund the completion of development of any of our product candidates.

Pending uses as described above, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the United States government as well as bank demand deposits.

PLAN OF DISTRIBUTION

General

The offering is being made by us directly to purchasers, including our affiliates, and will continue until terminated by our management.  Neither our management nor any of our affiliates are entitled to compensation for their services in offering and selling the common stock in this offering.

No Underwriter or Placement Agent

We currently have not retained or identified any underwriters or placement agents to sell this offering. We may amend this prospectus to sell the securities offered through this prospectus (1) to or through underwriters or dealers, (2) directly to purchasers, including our affiliates, (3) through agents, or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the names of any placement agents or underwriters, including any managing underwriters, dealers or agents;

•	the net proceeds to us from the sale of the securities;

•	any underwriting discounts, commissions and other items constituting underwriters’ or dealers’ compensation, and any commissions paid to agents;

•	details regarding over-allotment options under which underwriters may purchase additional securities from us, if any;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	other facts material to the transaction.

Sales through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us.  The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions.  Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales.  Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters.  Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them.  The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.  The prospectus supplement will include the names of the principal underwriters, the respective amount of securities underwritten, the nature of the obligation of the underwriters to take the securities and the nature of any material relationship between an underwriter and us.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals.  They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.  The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly.  In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time.  The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent by us.  Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.  The terms of any such sales will be described in the prospectus supplement.

Market Making

Unless the applicable prospectus supplement states otherwise, each series of securities offered by us will be a new issue and will have no established trading market, other than our common stock, which we intend to list on the Nasdaq.  However, we are not currently listed on any public market. We may elect to list any offered securities on an exchange.  Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice.  Therefore, we cannot assure you that the securities will have a liquid trading market.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

We will bear substantially all of the costs, expenses, and fees in connection with the registration of our securities under this prospectus. The underwriters, dealers, and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our common stock will be determined by the Company. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2015, we had a historical net tangible book value of $19.6 million, or $0.85 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 23,184,474 shares of our common stock outstanding as of March 31, 2015.

We have an actual pro forma net tangible book value of $19.6 million, or $0.81 per share of common stock, as of March 31, 2015. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of our common stock after giving effect to the conversion of all outstanding shares of our preferred stock into 1,000,000 shares of common stock upon the closing of this offering.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the sale of _______ shares of common stock in this offering, after deducting the estimated commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $   per share, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $   million, or approximately $   per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $   per share to our existing stockholders and an immediate dilution of $   per share to investors participating in this offering.

The following table illustrates this per share dilution to new investors participating in this offering::

Assumed initial public offering price per share	$
Historical net tangible book value per share as of March 31, 2015	$
Pro forma net tangible book value per share before giving effect to this offering as of March 31, 2015	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution per share to new investors	$

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2015, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting the estimated offering expenses, at an assumed initial public offering price of $    per share.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share

Existing Stockholders (1)	24,184,474%			$39,955,153		%		$1.65
New Public Investors			%		$	%	$
Total		100.0%			$100.0%		$

(1)	Data does not consider changes in these numbers in the event existing stockholders participate in this offering.

The number of shares of common stock to be outstanding after this offering is based on 23,184,474 shares of common stock outstanding as of March 31, 2015, and 1,000,000 additional shares of our common stock issuable upon the conversion of all of our outstanding shares of preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes the following:

•	593,000 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $2.32 per share;

•	4,727,270 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2015, at a weighted average exercise price of $2.17 per share; and

•	307,000 shares of common stock available for future issuance under our 2014 Stock Incentive Plan as of June 30, 2015.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. We do not anticipate paying any dividends on our capital stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary chemistry platform for the discovery and development of a novel class of pharmaceuticals we call Small Molecule Nucleic-Acid Hybrids, or SMNH molecules. We believe that SMNH molecules have the potential to address a wide range of therapeutic areas. We design SMNH molecules to achieve target selectivity and specificity along with the benefits of small molecule pharmaceuticals, including oral delivery and ease of manufacture. Our most advanced product is SB 9200.  We have recently completed a Phase 1 clinical study of SB 9200 in healthy HCV infected subjects, and plan to initiate Phase 2 clinical trials of SB 9200 for the treatment of Hepatitis B virus, or HBV, Hepatitis C virus, or HCV and Respiratory Syncytial Virus, or RSV infections.  We believe SB 9200 can treat HBV, HCV and RSV by modulating the body’s own immune system to kill the viral infection.  We are also developing additional SMNH product candidates for the treatment of viral infections and have active discovery programs in COPD and cancer.

We have not generated any revenue to date other than from the National Institutes of Health, or NIH. We have incurred significant annual net operating losses in every year since our inception and expect to incur a net operating loss in 2015 and continue to incur net operating losses for the foreseeable future. Our net losses were $7.0 million and $9.7 million for the years ended December 31, 2013 and 2014, respectively, and $2.0 million for the three months ended March 31, 2015. As of March 31, 2015, we had an accumulated deficit of $24.6 million. We expect to continue to incur significant expenses and increasing operating losses for the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if and as we

•	continue to develop and conduct clinical trials with respect to SB 9200, including the clinical trials we plan to initiate in 2016;

•	initiate and continue research and preclinical and clinical development efforts for our other product candidates;

•	seek to identify and develop additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire a new chief executive officer, and retain additional personnel, including quality control and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add equipment and physical infrastructure to support our research and development programs.

As a result, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

As of March 31, 2015, we had $19.7 million in cash and cash equivalents. We expect that our existing cash and cash equivalents as of March 31, 2015, together with anticipated net proceeds from this offering, will enable us to fund our operating expenses through at least [_______].  See “—Liquidity and Capital Resources.”

Financial Operations Overview

Grant revenue

We have generated revenue from grants from the NIH. The NIH has provided funding of $5.7 million from inception to March 31, 2015, and an additional $1.0 million of grant funding remains available to us through April 30, 2016.

Operating expenses

Our operating expenses since inception have consisted primarily of research and development activities and general and administrative costs.

Research and development

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our product candidates, which include:

•
expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct research, pre-clinical activities and clinical trials on our behalf as well as contract manufacturing organizations, or CMOs, that manufacture drug products for use in our pre-clinical and clinical trials;

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel in our research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the cost of laboratory supplies and acquiring, developing and manufacturing pre-clinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors and our clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid or accrued research and development expenses.

Our primary focus of research and development since inception has been on the development of SB 9200.  Our direct research and development expenses consist primarily of external costs, such as fees paid to investigators, consultants and CROs in connection with our pre-clinical studies and clinical trials and regulatory fees. We do not allocate employee-related costs and other indirect costs to specific research and development programs because our primary focus has been on the discovery and development of SB 9200. Our direct research and development expenses are not currently tracked on a program-by-program basis.

The successful development of our product candidates is highly uncertain. Accordingly, at this time, we cannot reasonably estimate the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of these product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from SB 9200 or any of our other current or potential product candidates. This is due to the numerous risks and uncertainties associated with developing medicines, including the uncertainties of:

•	establishing an appropriate safety profile with investigational new drug application, or IND, enabling toxicology studies;

•	successful enrollment in, and completion of clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others; and

•	a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs and timing associated with the development of that product candidate.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of our product candidates. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development programs and plans.

General and administrative

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also expect to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Other income (expense)

Interest income and interest expense consists primarily of interest income earned on our cash and cash equivalents and interest expense incurred on our convertible debt, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We believe that the estimates and assumptions involved in the accounting policies described below may have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company," or EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC, we intend to rely on certain of these exemptions, including the exemption from the requirement that the auditors provide an attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earliest of the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a predetermined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with performing research services on our behalf and clinical trials;

•	investigative sites or other providers in connection with clinical trials;

•	vendors in connection with pre-clinical and clinical development activities; and

•	vendors related to product manufacturing, development and distribution of pre-clinical and clinical supplies.

We base our expenses related to pre-clinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Convertible Note Financings

We have issued convertible debt with warrants on numerous occasions to finance our operations. When we issue convertible debt, we evaluate and account for embedded and freestanding features in our convertible note financings in accordance with professional standards. If the feature meets the definition of a derivative, professional standards generally provide three criteria that require companies to bifurcate the derivative from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. In accounting for convertible note financings, including the fair value of warrants issued in connection with the financings and the fair value of the stock underlying the conversion features of the notes.  See further discussion regarding these significant estimates at Critical Accounting Policies and Significant Judgments and Estimates - Stock-Based Compensation.  Proceeds are first allocated to freestanding and embedded derivatives required to be recognized at fair value and the residual proceeds are allocated to the convertible notes.

We have issued warrants in connection with our convertible note financings. We review the terms of all warrants issued and classify the warrants as a component of permanent equity if they are free standing financial instruments that are legally detachable and separately exercisable from the debt instruments, contingently exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Warrants that meet these criteria are initially recorded at their grant date fair value and are not subsequently remeasured.

We classify warrants as liabilities if they are free standing financial instruments that permit the holders to purchase mandatory redeemable equity instruments or they otherwise do not meet the criteria for equity classification. Liability-classified warrants are initially recorded at fair value and remeasured at each period end while these instruments were outstanding or until they meet the criteria for equity classification. Gains and losses arising from changes in fair value are recognized in other income (expense) in the statements of operations.

Stock-Based Compensation

We did not grant options until March 2015. We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We measure stock options and other stock-based awards granted to consultants and nonemployees based on the fair value of the award on the date at which the related service is complete. We recognize this compensation expense over the period during which services are rendered by such consultants and nonemployees until completed. At the end of each financial reporting period prior to completion of the service, we remeasure the fair value of these awards using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model. Use of this model requires that we make assumptions as to the fair value of our common stock, the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. Because we are currently a private company and lack company-specific historical and implied volatility information, we estimate our expected volatility based on the historical volatility of a group of publicly traded peer companies. We expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. We use the simplified method prescribed by Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of options granted to employees and directors. We base the expected term of options granted to consultants and nonemployees on the contractual term of the options. We determine the risk-free interest rate by reference to the United States Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future.

The assumptions we used to determine the fair value of stock options granted to employees and directors are as follows, presented on a weighted-average basis:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Risk-free interest rate	N/A	N/A	N/A	1%
Expected term (in years)	N/A	N/A	N/A	6
Expected volatility	N/A	N/A	N/A	87%
Expected dividend yield	N/A	N/A	N/A	0%

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

We recognize compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate for pre-vesting forfeitures, we have considered our historical experience of actual forfeitures. If our future actual forfeiture rate is materially different from our estimate, our stock-based compensation expense could be significantly different from what we have recorded in the prior periods. However, estimates will not be necessary to determine the fair value of new awards once our common stock begins to be publicly traded.

During the years ended December 31, 2013 and 2014, we issued common stock to consultants and advisors as compensation for services and recognized expense equal to the fair value of the shares issued. Beginning in 2015, we began issuing stock options to employees, directors and consultants.  The following table summarizes the classification of our stock-based compensation expenses recognized in our statements of operations:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015

Research and development	$102,000	$179,000	-	$43,000
General and administrative	132,000	85,000	-	70,000

	$234,000	$264,000	-	$113,000

Determination of the fair value of common stock

We are a privately held company with no active public market of our common stock. Therefore, our board of directors determines the fair value of our common stock on each date of grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

In the absence of a public trading market for our common stock, our board’s determination of the fair value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“the “AICPA Guide”). We performed contemporaneous and retrospective valuations, with the assistance of a third-party specialist, as of December 31, 2014, which resulted in valuations of our common stock of $1.69 and $2.32 per share as of December 31, 2013 and 2014, respectively.  In addition to these valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold convertible notes, and conversion rights and preferences of the note holders relative to our common stock at the time of each grant;

•	the price at which we sold common stock at the time of each grant;

•	the progress of our research and development programs, including the status of pre-clinical studies and clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry;

•	trends within the biotechnology industry;

•	our financial position, including cash on hand and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

If a public trading market for our common stock is established in connection with the closing of this offering, we do not expect that it will be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and restricted stock, as the fair value of our common stock will be its trading price on the date of grant.

Valuation methodologies

Our common stock valuations were performed using the market approach to estimate the enterprise value of the Company in accordance with the AICPA Guide. The Market Approach is one of the three approaches (along with the Income Approach and Asset Approach) used to estimate enterprise and equity value. The market approach employs analysis using comparable companies in determining the value of the entity. Both public and private companies, if publicly available information exists, are considered in the Market Approach. Two information points commonly available – company valuation and transaction value — are used for their respective methodologies. There are a number of different methods within the Market Approach that may be used: the three main methods utilized are: the Guideline Pubic Companies Method; the Guideline Transactions Method; and the Backsolve Method.

Beginning in 2012, we valued our common stock using the Backsolve Method. This method derives an implied market value of invested capital from a transaction involving a company’s own securities. The price of a company’s security that was involved in a recent arms-length transaction is used as a reference point in an allocation of value. The Backsolve Method requires considering the rights and preferences of each class of equity and solving for the total market value of invested capital that is consistent with a recent transaction in our own securities, considering the rights and preferences of each class of equity. Per the AICPA Guide, the Backsolve Method is generally the most reliable indicator of value of early-stage enterprises with no product revenue or cash flow, if relevant and reliable transactions have occurred in the company’s equity securities. This methodology is also prescribed by the AICPA when a valuation is conducted in close proximity to the date of a financing transaction, and when other methodologies are deemed less reliable.

As of December 31, 2014, we valued our common stock using the Guideline Public Companies Method, where there was not a direct equity financing with independent investors that could be used to determine enterprise value. This method derives a valuation based on the average multiple of market capitalization as compared to paid in capital of peer companies, which was then applied to our paid in capital balance.

While there are many different value allocation methods, these various methods can be grouped into three general categories as defined by the AICPA Guide, one of which is the Option-Pricing Method, or OPM. We used the OPM to allocate market value of invested capital to the various equity classes and debt comprising our capitalization structure. We chose the OPM over other acceptable methods due to the complex capital structure of our company, the uncertainty related to market conditions, and the lack of visibility on an imminent exit event. Under the OPM, each equity class is modeled as a call option with a distinct claim on the equity of our company. The option’s exercise price is based on our company’s total equity value available for each participating equity holder. The characteristics of each equity class determine the equity class’ claim on the total equity value. By constructing a series of options in which the exercise price is set at incremental levels of value, which correspond to the equity value necessary for each level of equity to participate, we determined the incremental option value of each series. When multiplied by the percentage of ownership of each equity class participating under that series, the result is the incremental value allocated to each class under that series.

Option Grants

The following table summarizes by grant date the number of shares subject to options granted during the three months ended March 31, 2015, the per share exercise price of the options, the fair value of common stock underlying the options on date of grant, and the per share estimated fair value of the options. We did not grant any stock options prior to the three months ended March 31, 2015.

Grant Date	Number of Shares	Per Share Exercise Price of Options(1)	Fair Value of Common Stock per Share on Date of Option Grant	Per Share Estimated Fair Value of Options(2)(3)
March 25, 2015	593,000	$2.32	$2.32	$1.65

(1) The Per Share Exercise Price of Options represents the fair value of our common stock on the date of grant, as determined by our board of directors, after taking into account the various objective and subjective facts described above since the date of such valuation through the date of grant.
(2) The Per Share Estimated Fair Value of Options reflects the weighted average fair value of options granted on each grant date, determined using the Black-Scholes option-pricing model.
(3) For purposes of recording stock-based compensation for grants of options to nonemployees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we remeasure the value of any unvested portion of the option based on the then-current fair value of the option and adjust the expense accordingly. The weighted average fair value amounts presented in this column for grants to employees, directors and nonemployees reflect only the grant-date fair value of options granted to nonemployees and not any subsequently remeasured fair value of those options.

Results of Operations

Comparison of Three Months Ended March 31, 2014 and 2015

The following table summarizes our results of operations for the three months ended March 31, 2014 and 2015:

	Three Months Ended March 31,		Increase (Decrease)
	2014	2015
	(in thousands)
Grant revenue	$210	$250	$40

Operating expenses:
Research and development	1,231	1,133	(98)
General and administrative	524	1,075	551

Total operating expenses	1,755	2,208	453

Loss from operations	(1,545)	(1,958)	(413)
Other income (expense):
Interest income (expense), net	(410)	-	410

Net loss	$(1,955)	$(1,958)	$(3)

Research and development expenses

Research and development expenses were $1.2 million for the three months ended March 31, 2014, compared to $1.1 million for the three months ended March 31, 2015. The decrease of $0.1 million was due primarily to increased spending of $0.5 million on clinical trial related activities for our Phase 1 clinical trial incurred during the 2014 period, partially offset by increased spending of $0.3 million on preclinical studies incurred during the 2015 period.

General and administrative expenses

General and administrative expenses were $0.5 million for the three months ended March 31, 2014, compared to $1.1 million for the three months ended March 31, 2015. The increase of $0.6 million was primarily due to increased legal, accounting and other consulting expenses, as well as additional salaries associated with higher headcount, in the three months ended March 31, 2015.

Other income (expense)

Interest income (expense), net for the three months ended March 31, 2014, was $0.4 million, related to the accretion and accrued interest on our convertible notes and amortization of the related deferred financing costs. We had no interest expense for the three months ended March 31, 2015.

Comparison of Years Ended December 31, 2013 and 2014

The following table summarizes our results of operations for the years ended December 31, 2013 and 2014:

	Year Ended December 31,		Increase (Decrease)
	2013	2014
	(in thousands)
Grant revenue	$651	$738	$87

Operating expenses:
Research and development	3,966	6,132	2,166
General and administrative	1,756	2,412	656

Total operating expenses	5,722	8,544	2,822

Loss from operations	(5,071)	(7,806)	(2,735)
Other income (expense):
Interest income (expense), net	(1,939)	(1,906)	33
Gain on change in fair value of warrant liability	54	-	(54)

Net loss	$(6,956)	$(9,712)	$(2,756)

Research and development expenses

Research and development expenses for the year ended December 31, 2013, were $4.0 million, compared to $6.1 million for the year ended December 31, 2014. The increase of $2.2 million was due primarily to increased spending on preclinical studies of $2.0 million and clinical trial related activities for our Phase 1 clinical trial of $0.5 million incurred during the 2014 period, partially offset by decreased spending of $0.4 million on the encapsulation and other clinical trial manufacturing activities incurred during 2014.

General and administrative expenses

General and administrative expenses were $1.8 million for the year ended December 31, 2013, compared to $2.4 million for the year ended December 31, 2014. The increase of $0.7 million was primarily due to increased legal, accounting and other consulting expenses of $0.5 million, as well as additional salaries associated with higher headcount in 2014.

Other income (expense)

Interest income (expense), net for the years ended December 31, 2013 and 2014, was a net expense of $1.9 million, related to accretion and accrued interest on our convertible notes and amortization of the related deferred financing costs.

Liquidity and Capital Resources
Sources of Liquidity

We have financed our operations since inception primarily through the NIH funding as well as private placements of convertible notes and common stock.  From our inception through March 31, 2015, we received NIH funding of $5.7 million and gross proceeds from the issuance of convertible notes and common stock of $40.0 million. As of March 31, 2015, we had cash and cash equivalents totaling $19.7 million and an accumulated deficit of $24.6 million.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Net cash used in operating activities	$(5,388)	$(7,377)	$(1,673)	$(1,723)
Net cash used in investing activities	(85)	(55)	(20)	(24)
Net cash provided by financing activities	9,108	2,701	2,022	19,919

Net increase (decrease) in cash and cash equivalents	$3,635	$(4,731)	$329	$18,172

Net cash used in operating activities

The use of cash in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities was $5.4 million and $7.4 million during the years ended December 31, 2013 and 2014, respectively. The increase in cash used in operating activities was primarily due to an increase in net loss of $2.8 million for the year ended December 31, 2014, as compared to the year ended December 31, 2013. Net cash used in operating activities remained flat at $1.7 million during the three months ended March 31, 2014 and 2015.

Net cash used in investing activities

Net cash used in investing activities was $0.1 million during each of the years ended December 31, 2013 and 2014, and $20,000 and $24,000 during the three months ended March 31, 2014 and 2015, respectively. Net cash used in investing activities for the year ended December 31, 2014 and 2013, consisted of purchases of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $9.1 million during the year ended December 31, 2013, compared to $2.7 million during the year ended December 31, 2014. The cash provided by financing activities was primarily the result of $9.6 million and $3.0 million of gross proceeds received from private placements of our convertible notes for the years ended December 31, 2013 and 2014, respectively. Net cash provided by financing activities was $2.0 million during the three months ended March 31, 2014, compared to $19.9 million during the three months ended March 31, 2015. The cash provided by financing activities was primarily the result of $2.4 million of gross proceeds received from private placements of our convertible notes for the three months ended March 31, 2014, and $21.6 million of gross proceeds received from private placements of our common stock offset by $1.7 million of broker commissions paid during the three months ended March 31, 2015.

Funding Requirements

We anticipate that our expenses will increase significantly if and as we continue to develop and conduct clinical trials with respect to SB 9200 product candidates; initiate and continue research, preclinical and clinical development efforts for our other product candidates and potential product candidates; maintain, expand and protect our intellectual property portfolio; establish a commercial infrastructure to support the marketing and sale of certain of our product candidates; and hire additional personnel, such as clinical, regulatory, quality control and scientific personnel. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Specifically, we anticipate that our expenses will increase substantially if and as we:

•	conduct our planned Phase 2 clinical trial of SB 9200 in HBV;

•	conduct our planned Phase 2 clinical trial of SB 9200 in HCV;

•	conduct our planned Phase 2a clinical trial of SB 9200 in RSV;

•	continue the research and development of our other product candidates;

•	seek to enhance our SMNH platform;

•	maintain, expand and protect our intellectual property portfolio; and

•
add a chief executive officer, clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts and to support our transition to a public company.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents of $19.7 million at March 31, 2015, will enable us to fund our operating expenses and capital expenditures requirements through at least [_______]. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of SB 9200, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our future capital requirements for SB 9200 or our other programs will depend on many factors, including:

•	initiation, progress, timing, costs and results of pre-clinical studies and clinical trials of SB 9200 including the clinical trials we plan to initiate in 2016;

•	initiation, progress, timing, costs and results of pre-clinical studies and clinical trials of our other product candidates and any future product candidates;

•	our obligation to make royalty and non-royalty sublicense receipt payments to third-party licensors, if any, under our licensing agreements;

•	the number and characteristics of product candidates that we discover or in-license and develop;

•
the outcome, timing and cost of seeking regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of SB 9200 and any other products;

•	the costs and timing of the implementation of commercial-scale manufacturing activities;

•	the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

•	the costs of operating as a public company.

Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

Adequate additional funds may not be available to us on acceptable terms, or at all. We do not currently have any committed external source of funds other than from the NIH. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder.  Additional debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2014, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments(1)	$59	$55	$4	$-	$-

Total	$59	$55	$4	$-	$-

(1)  We lease laboratory and office space in Milford, Massachusetts under an operating lease agreement that, as amended during April 2015, expires on March 31, 2018. The total payments due under the amended lease term are $255,000.

We enter into contracts in the normal course of business with third party service providers for clinical trials, pre-clinical research studies and testing, manufacturing and other services and products for operating purposes. We have not included our payment obligations under these contracts in the table as these contracts generally provide for termination upon notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which amends the guidance for revenue recognition to replace numerous industry-specific requirements. ASC 606 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. ASC 606 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASC 606 are effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. In July 2015, FASB approved the deferral of adoption by one year. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently in the process of evaluating the effect the adoption of ASC 606 may have on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern and to provide related disclosures in certain circumstances. The requirements of ASU 2014-15 will be effective for the annual financial statement period beginning after December 15, 2016, with early adoption permitted. We are currently in the process of evaluating the impact of adopting the provisions of ASU 2015-15.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The requirements of ASU 2015-03 will be effective for the annual financial statement issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption is permitted. We do not believe the adoption of the provisions of ASU 2015-03 will have a significant impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk related to changes in interest rates. Our cash and cash equivalents of $19.7 million as of March 31, 2015, consisted of cash and money market accounts. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, an immediate 10% change in market interest rates would not be expected to have a material impact on the fair market value of our investment portfolio or on our financial condition or results of operations.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of orally bioavailable therapeutics using our proprietary small molecule nucleic acid hybrid, or SMNH, chemistry platform. SMNH compounds are small segments of nucleic acids that we design to selectively target and modulate the activity of specific proteins or enzymes implicated in various disease states. We are developing our most advanced SMNH product candidate, SB 9200, for the treatment of viral diseases. We have designed SB 9200 to selectively activate the host cellular proteins, RIG I and NOD 2, which have been implicated in the body’s immune response to viral infections.  We believe that SB 9200 can play an important role in antiviral therapy by modulating host immune response to fight viral infections.

We have completed a Phase 1 trial of SB 9200 in otherwise healthy patients infected with the Hepatitis C virus, or HCV, and, subject to the proceeds of this offering and additional funding, we are preparing to initiate in 2016 three additional clinical trials of SB 9200:

•	a Phase 2 clinical trial in patients with chronic Hepatitis B virus, or HBV to explore both monotherapy and combination therapy with a direct acting antiviral, or DAA;

•	a Phase 2 clinical trial in HCV patients who have failed multiple DAA combination therapy to explore the combination of SB 9200 with two or three DAA; and

•	a Phase 2a clinical trial in Respiratory Syncytial Virus, or RSV, in healthy volunteers inoculated with RSV.

Currently available treatments for HBV include entecavir and tenofovir. These drugs are DAAs which suppress viral replication and had reported worldwide revenues of approximately $2.5 billion in 2014. In addition, in Europe, Pegylated interferon-α, or PEG-IFN-α, is indicated for first line treatment of chronic HBV infection in certain patient populations according to EASL guidelines.  We expect that the market for HBV treatments will continue to expand as new therapies come to market.  We believe SB 9200 has the potential to provide a functional cure, alone or in combination, of HBV by increasing the clearance of HBsAg. HBsAg is the surface antigen of the hepatitis B virus that indicates active hepatitis B infection. Clearance of HBsAg would be indicative of a functional cure.

We believe that the chronically infected HCV population remains largely untreated, even with the introduction of new regimens in 2013 and 2014. The reported worldwide sales of the three newest therapies for HCV (sofosbuvir, ledipasvir and simeprevir) during 2014 totaled approximately $14.7 billion. We expect that the market for HCV treatments will continue to expand as new therapies come to market.  As more patients are treatment with NS5a inhibitors the treatment failure market from NS5a resistance will continue to grow and provide an attractive market opportunity for SB 9200 in combination with DAAs.

We are continuing to refine and expand our SMNH therapeutics platform to other viral diseases as well as non-viral diseases such as chronic obstructive pulmonary disease, or COPD, and cancer.

Our Business Strategy

Our primary objective is to maintain our leadership position in developing SMNH therapeutics for the treatment of viral infections and other therapeutic indications. To achieve this goal, we are pursuing the following strategies:

•
Rapidly advance the clinical development of SB 9200 for antiviral applications.  We have completed a Phase 1 trial of SB 9200 in HCV infected patients, and, subject to available resources, we are preparing to initiate in 2016 three additional clinical trials of SB 9200 in patients infected with HBV, HCV and RSV.

•
Develop additional SMNH candidates for antiviral therapies.  We are developing SB 9400, SB 9941 and SB 9946 in preclinical development as antiviral therapies targeting RIG I and NOD 2. In preclinical studies these compounds have demonstrated antiviral activity against HCV and RSV. We plan to evaluate the compounds against other viral targets to support investigational new drug applications, or INDs, to expand our presence in antiviral treatments.

•	Continue to refine and expand our SMNH therapeutics platform. We have active discovery programs exploring the use of SMNH compounds to treat COPD and oncology indications.

•
Collaborate selectively to develop and commercialize some product candidates while seeking a balance between wholly owned and partnered programs.  We currently have full commercial rights to all of our product candidates and programs. We will selectively develop and commercialize candidates on our own based on the opportunity and the marketplace.  In the future, we plan to seek to enter into collaboration agreements with leading pharmaceutical and biotechnology companies to assist us in furthering the development and commercialization of some of our product candidates.

Our SMNH Chemistry Platform

Nucleotides bind to the active sites of enzymes and proteins as part of normal cellular processes in order to regulate biological functions.  In a diseased cell, these normal processes are disrupted by aberrant enzymes and proteins.  In these circumstances, the binding of nucleotides with the aberrant proteins and enzymes causes disease progression.

We design our SMNH compounds to disrupt the interaction between the nucleotides/nucleic acids and the aberrant proteins and modulate their activity.  Our compounds disrupt this interaction by binding to specific sites on the enzymes and proteins.  Because SMNH compounds resemble naturally occurring nucleotides and nucleic acids in the body, they mimic the interactions of nucleic acids, nucleotides and proteins and are more efficient in disrupting the interactions with aberrant proteins than is possible with traditional small molecules.

Our research has focused on the optimization of SMNH compounds with favorable drug attributes through medicinal chemistry approaches including rational drug design, combinatorial chemistry, structural biology, and phenotypic screening approaches.  By making specific structural modifications to SMNH scaffolds, we enable them to bind to targets in the diseased tissues with high affinity and selectivity.

Unlike other nucleic acid-based approaches, such as RNA interference, that act by inhibiting specific protein expression through down regulation of messenger RNA, or mRNA, SMNH compounds act directly on proteins and therefore can be used to either up regulate or down regulate the function of proteins in order to modulate the protein interactions to mitigate their activity in disease processes.

For example, SB 9200 is designed to bind selectively with and up regulate the host cellular proteins, RIG I and NOD 2, each of which is involved in the activation of body’s immune response to foreign pathogens.

Some of the features of our SMNH compounds that we believe to be important include:

•	Oral bioavailability. Because of the size of our SMNH compounds, which are small segments of nucleic acids, they can be delivered orally.

•
Treat a broad range of diseases.  SMNH compounds can be designed to selectively target certain proteins whose presence or activity contributes to disease severity or causes the underlying disease.  This approach is potentially applicable to a broad range of diseases.

•
Selectivity for desired protein target.  By mimicking nucleic acid/nucleotide/protein interactions, SMNH compounds can be more effective in disrupting the interactions with aberrant proteins than traditional small molecules.

•
No observed immune overstimulation.  In preclinical studies of our SMNH compounds and our Phase 1 clinical trial of SB 9200, our SMNH compounds do not appear to have triggered a nonspecific immune response.

•
Intact excretion limits likelihood of unwanted drug-drug interactions. SMNH compounds are unlikely to have drug-drug interactions because they are not metabolized by enzyme systems in the liver and are excreted mostly intact.

•
Multiple viable routes of delivery create medical and commercial opportunity. SMNH compounds can be delivered in multiple ways, including by oral, inhaled and intravenous administration, depending on the disease target and optimal delivery approach.

•	Relative ease of manufacturing. Because SMNH compounds are chemically synthesized by a proprietary solution phase technology, they can be produced in a scalable and reproducible manner.

•	Rapid in vitro discovery and chemical synthesis. We have developed the capability to use our SMNH platform to identify lead candidates for development.

Our Product Candidates

The following table summarizes the status of the development of our product candidates.  Each of our product candidates is a prodrug which is designed to deliver the active drug to the target organ through the drug’s metabolites. We own all of the commercial rights to all of our product candidates.

Product Candidate	Indication/ Therapeutic Area	Stage of Development	Anticipated Milestones
SB 9200	HBV	Phase 2	Initiation of Phase 2 clinical trial planned in 1H 2016
SB 9200	HCV	Phase 2	Phase 1 clinical trials completed; Phase 2 clinical trial planned in 2016
SB 9200	RSV	Phase 2	Initiation of Phase 2a clinical trial planned in 2016
SB 9400	Viral Infections	Preclinical	IND enabling toxicology studies
SB 9941	Viral Infections	Preclinical	IND enabling toxicology studies
SB 9946	Viral Infections	Preclinical	IND enabling toxicology studies

Antiviral Programs

We have multiple SMNH therapeutics in development for the treatment of viral diseases, including our lead product candidate SB 9200. Viruses invade cells and are able to replicate and spread because they have evolved mechanisms to block the protective effects of antiviral signaling proteins, which are involved in interferon production. Interferon is a naturally occurring protein which acts to clear the virus by killing the infected cells and also provides protection for uninfected cells. We are focusing our development programs on two signaling proteins, retinoic acid-inducible gene 1, or RIG I, and nucleotide-binding oligomerization domain-containing protein 2, or NOD 2. We have designed our product candidates SB 9200, SB 9400, SB 9941 and SB 9946 to bind to these specific host cellular proteins in the liver. The binding of our compounds to the proteins activates the innate immune response in infected cells and stimulates the production of antiviral cytokines, including interferon.

HBV, HCV and RSV are all viruses that are susceptible to elimination through the RIG I and NOD 2 host immune pathways. RIG I and NOD 2 are inactive in normal cells, but become active when a cell becomes infected. The process by which the binding of our product candidates and RIG I result in the production of interferon is depicted in the figure below.

Viral infection
dsRNA
SB 9200
Signature pattern
CARDs
ATPase
RD
Inactive RIG-1
RIG-1 monomer exposed to viral RNA and translocation
RIG-1 activation and dimerization
CARD ubiquitination
Ubiquitin
CARD:CARD interaction between RIG-1 and MAVS
MAVS
Mitochondria
Antiviral signal transduction
IRF3 induction
Antiviral state
Apoptosis of viral-infected cells
Antiviral peptides
Protection of uninfected cells from viral infection
IFN-ß production
IRF3
Nucleus

SB 9200

We are developing our lead product candidate, SB 9200, for the treatment of HBV, HCV and RSV. SB 9200 is an oral prodrug of the active compound SB 9000. We have recently completed a Phase 1 clinical trial of SB 9200.  We plan on submitting an investigational new drug application, or IND, to the United States Food and Drug Administration, or FDA, in the fourth quarter of 2015 and, subject to the proceeds of this offering and additional funding, plan to initiate Phase 2 clinical trials in 2016.

Previous Clinical Development of SB 9200

We completed a Phase 1 clinical trial of SB 9200 in the first quarter of 2015.  The trial was a two-stage, multi-center study conducted in Australia and New Zealand.  Part A of the trial was an open-label, single ascending dose study in eight treatment naïve adults infected with HCV in fasted and fed states, using single doses of 100 mg, 200 mg, 400 mg and 800 mg.  In the single ascending dose study, each subject in a particular dose group received a single oral dose of the product candidate, with subjects in each subsequent dose group receiving a pre-determined higher dosage than subjects in the preceding dose group.  Part B of the trial was a randomized, placebo controlled, multiple ascending dose study in 30 treatment naïve adults infected with HCV, using oral doses of  200 mg, 400 mg and 900 mg given once daily for seven days.  In the multiple ascending dose study, each subject received an oral dose of SB 9200 once daily for seven days, with subjects in each subsequent dose group receiving a pre-determined higher dosage than subjects in the preceding dose group.

The trial was designed to evaluate the safety and tolerability of ascending doses of SB 9200 and to determine the pharmacokinetic and pharmacodynamic relationships over the dose range evaluated. SB 9200 was well tolerated in all dose groups, and there were no dose limiting toxicities or systemic interferon-like side effects such as flu like symptoms and depression.  Adverse events were mostly mild in severity, and no serious adverse events were observed by the study investigators to be related to SB 9200.

In addition to safety, we assessed antiviral activity in both stages of the Phase 1 study.  Antiviral activity was seen in both the single and multiple dose cohorts.  Specifically, in multiple ascending dose study, peak individual viral load drop improved from 1.5 log 10 in the 200 mg dose cohort to 1.9 log 10 in the 400 mg dose cohort. A 1.0 log 10 reduction means a 90% lower virus concentration in the treated patient from baseline. There was not an improvement in antiviral response in the 900 mg dose cohort.

A statistically significant relationship between maximum or peak serum concentration, or Cmax, and maximum suppression of HCV RNA on Day 7 was observed (p=0.015) after exclusion of two subjects in the multiple dose study with extreme Cmax values for SB 9200 in a retrospective analysis of the data. The p-value is a function of the observed sample results that is used for testing a statistical hypothesis. There was no relationship between incidences, severity or relationship of adverse events and the dose of SB 9200 received.

Based on the oral bioavailability and significant activity against HCV viral infection shown in the study, we have determined to advance SB 9200 into our planned trials in HBV, HCV and RSV.  As a host immune modulator, we believe our Phase 1  study has shown proof of concept in the treatment of certain viral diseases.

HBV program

We are developing SB 9200 for the treatment of HBV.  We have conducted preclinical studies of SB 9200 in multiple animal models and are planning to initiate a Phase 2 trial of SB 9200 in adult patients infected with HBV in 2016.

HBV is a virus that is most commonly transmitted by contact with the blood or other bodily fluids of an infected person and also may be spread from infected mothers to their babies at birth. While there are vaccines to prevent HBV infection, vaccinations have not been universally adopted, especially in underdeveloped countries. According to the World Health Organization, or WHO, HBV is the most common serious liver infection in the world and for which there is no approved curative therapeutic treatment. When an individual first contracts HBV, they are considered to have an acute infection. Individuals with an infection lasting longer than six months are considered chronically infected.  Individuals chronically infected with HBV are at an increased risk of developing significant liver disease, including cirrhosis, or permanent scarring of the liver.  In addition, according to the WHO, HBV causes up to 80% of liver cancers, and 85% of people with liver cancer die within five years.

The WHO estimated that 350 million people worldwide were chronically infected with HBV in 2014, that the worldwide incidence of HBV increases by between 10 and 30 million people each year and that more than 780,000 people die every year due to the consequences of HBV infection, despite the availability of vaccines against the virus. The HBV Foundation estimated that over one million people in the United States were chronically infected with HBV in 2014.

There is no approved curative treatment for HBV.  The most commonly used treatments for HBV are Pegylated interferon-α 2a and 2b, and a class of drugs known as direct-acting antiviral agents, or DAAs.  Pegylated interferon-α, or PEG-IFN-α, is an antiviral medication administered by injection in which the chemical substance  known  as polyethylene  glycol, or PEG, is chemically attached to interferon-α to improve the duration of effect of interferon-α. Interferon-α is a protein that interferes with viral replication within host cells.  These treatments have significant limitations.  In particular, although treatment with PEG-IFN-α over a few years can reduce the amount of HBV DNA in the body, it still has a low rate of HBsAg clearance. HBsAg is the surface antigen of the hepatitis B virus that indicates active hepatitis B infection. Clearance of HBsAg would be indicative of a functional cure. By achieving HBsAg clearance there is the potential to have a finite period of treatment and improved clinical prognosis, such as a reduction in the risks of cirrhosis and liver cancer. PEG-IFN-α also has significant side effects, including flu-like symptoms, suppression of bone marrow, reduction in red blood cells, mood swings, depression, anxiety and other neuropsychiatric effects.  DAAs generally only suppress the virus without providing significant levels of HBsAg clearance.  Patients taking DAAs require potentially life-long treatment.

Currently available treatments for HBV include entecavir and tenofovir. These drugs are DAAs which suppress viral replication and had reported worldwide revenues of approximately $2.5 billion in 2014. In addition, in Europe, Pegylated interferon-α, or PEG-IFN-α, is indicated for first line treatment of HBV virus according to EASL guidelines for HBV treatment for certain patient populations.  We expect that the market for HBV treatments will continue to expand as new therapies come to market.  SB 9200 had the potential to provide a functional cure of HBV by increasing the clearance of HBsAg, HBsAg is the surface antigen of the hepatitis B virus that indicates active hepatitis B infection. Clearance of HBsAg would be indicative of a functional cure.

Based on preclinical data as well as the safety demonstrated in our Phase 1 clinical trial of SB 9200 in HCV patients, we believe SB 9200 may be able to provide better HBsAg clearance than DAA or interferon therapy without the side effects of PEG IFN-α, as well as through oral dosing. Given the novel host targeted mechanism of action of SB 9200, we plan to develop it as a monotherapy and in combination with other therapies, providing the potential for a functional cure.

As part of our preclinical studies of SB 9200, we conducted a safety and efficacy study in chronically virus-infected woodchucks. Since the discovery of woodchuck hepatitis virus, or WHV, in 1978, the virus and its host, the American woodchuck, have been studied and widely accepted as the most suitable animal model for HBV. WHV is closely related to HBV and its effect on the woodchuck liver is similar to the effect that chronic HBV infection has on the human liver chronically, including with regard to morphology, genome structure and gene products, replication, epidemiology, the course of infection and in the development of illness, including the most common form of liver cancer, hepatocellular carcinoma. In the woodchuck study, SB 9200 was orally administered to two groups of five chronic WHV-carrier woodchucks at 15 or 30 mg/kg/day once daily for 12 weeks, with follow-up evaluations for eight weeks post-dosing. During the study, we evaluated blood and liver chemistry to measure the degree of severity of the disease.

In the study we observed the following:

•	Dose-dependent viral load decline in each of the woodchucks up to a maximum of 4.25 log drop at the end of 12-week dosing;

•	Decline in viral load and woodchuck hepatitis surface antigen, or WHsAg, occurred throughout the dosing period and were dose-dependent;

•	Decline in hepatic levels of virus-associated replication intermediates;

•	Induction of interferons, interferon stimulated genes and other cytokines associated with activation of RIG I and NOD 2 pathways;

•	Induction of gene expression of RIG I upon treatment;

•	Reduction in inflammation of the liver and slowed progression of liver disease; and

•	SB 9200 was well tolerated.

The figures below show the declines in HBV DNA for individual woodchucks and the WHsAg declines in the 30 mg/kg dose group.

Following cessation of SB 9200 treatment, rebound of WHV replication was observed in all woodchucks.  Some woodchucks administered 30 mg/kg had delays in the relapse of serum WHV DNA and WHsAg.  Prolonged SB 9200 administration at both dose levels was well tolerated with complete blood count, or CBC, hematology and serum biochemistry parameters all appearing normal through the treatment period.

Planned Phase 2 Clinical Trial of SB 9200 in HBV

These results of the woodchuck study suggest that SB 9200 can induce an antiviral immune response during chronic active infection that has the potential for a functional cure (clearance of HBsAg) in the treatment of chronic HBV. As a result, we plan to initiate a Phase 2 clinical trial of SB 9200 in HBV in 2016 to evaluate SB 9200 in patients with chronic HBV infection. We are currently developing the protocol for the trial and we currently expect that the trial will be designed to evaluate the effect of several doses of SB 9200, both as monotherapy and in combination with an HBV DAA, on HBV DNA and HBsAg in HBV patients following 12 weeks of dosing.

HCV Program

We are developing SB 9200 for the treatment of HCV.  We recently completed a Phase 1 clinical trial of SB 9200 and are planning to initiate a Phase 2 trial of SB 9200 in HCV infected adults who have failed prior treatment with combination DAA therapy.  We plan to develop SB 9200 to be used in combination with DAA’s for this indication.

HCV is a blood-borne virus that is most commonly transmitted through unsafe injection practices, inadequate sterilization of medical equipment in some health-care settings, and unscreened blood and blood products.  According to the WHO, 15% to 45% of infected persons spontaneously clear the virus within six months of infection without any treatment.  The remaining 55% to 85% of persons will develop chronic HCV infection. The WHO has estimated that 130–150 million people globally in 2014 had chronic HCV infection.  WHO also estimates that the risk of developing cirrhosis of the liver from uncleared chronic HCV infection is 15% to 30% within 20 years of infection and that 350,000 to 500,000 people die worldwide each year from hepatitis C-related liver diseases.

We believe that the chronically infected population remains largely untreated, even with the introduction of new regimens in 2013 and 2014. The reported worldwide sales of the three newest therapies for HCV (sofosbuvir, ledipasvir and simeprevir) during 2014 totaled approximately $14.7 billion. We expect that the market for HCV treatments will continue to expand as new therapies come to market.

HCV is a small, single-stranded RNA virus. The specific genetic makeup, or genotype, of the virus can vary and at least six genotypes have been characterized in HCV-infected patients, with over 50 sub-types identified. Genotypes are designated with numbers (genotypes 1-6) and subtypes with letters (e.g. genotype 1a). HCV genotypes 1, 2, 3 and 4 are found worldwide, but their prevalence varies among geographic regions. Genotype 1, including its subtypes 1a and 1b, is the most common genotype globally, accounting for approximately 74% of all HCV infections. It is estimated that patients with genotype 2 or 3 represent approximately 12% of the worldwide chronically infected HCV population, with approximately 6% comprised of genotypes 4 through 6 and the remaining 8% of patients in other undesignated categories. The specific genotype and subtype of HCV in a patient appears to play a significant role in the degree of efficacy of standard of care therapy. Genotype 1 is the most difficult genotype to treat and the most common in North America and Europe.

Since the discovery of the virus in the late 1980s, considerable progress has been made in the treatment of HCV-infected individuals. The standard of care for HCV traditionally has consisted of weekly injections of interferon, a protein that interferes with viral replication, with twice-daily dosing of ribavirin for 24 to 48 weeks. Ribavirin is a broad-spectrum drug that prevents the replication of a number of DNA and RNA-based viruses. This regimen has been moderately effective in many patients, resulting in a cure in only about 50% of genotype 1-infected patients. Medical practice defines a “cure” as the point at which there is no quantifiable virus in a patient’s blood for a sustained period of time after cessation of therapy, which is often referred to as a sustained virologic response, or SVR.

Recently introduced treatment regimens contain DAAs with initial approval coming for protease inhibitors. The first two protease inhibitors approved, telaprevir (Incivek™, Vertex Pharmaceuticals) and boceprevir (Victrelis™, Merck), showed cure rates of approximately 70% in genotype 1-infected patients, when co-administered with an interferon-based regimen. Telaprevir and boceprevir were approved in 2011 for use in combination with interferon and ribavirin in patients infected with genotype 1 virus, and combination therapy incorporating a protease inhibitor emerged as a new standard of care for a segment of HCV patients. In November 2013 the FDA approved a new protease inhibitor from Janssen Therapeutics, simeprevir (Olysio™), for the treatment of genotype 1 chronic hepatitis C in adult patients with compensated liver disease. Simeprevir has shown cure rates of up to 80% in genotype 1-infected patients. However, the once-daily treatment must still be combined with pegylated interferon and ribavirin or (as of November 2014) with the nucleotide polymerase inhibitor sofosbuvir. In December 2013, the FDA approved Gilead’s sofosbuvir (Sovaldi™), a nucleotide analogue inhibitor of the HCV NS5B polymerase enzyme. Sofosbuvir is a once-a-day treatment given in combination with ribavirin for the treatment of chronic hepatitis C in adult patients with genotype 2 or 3 infection. Sofosbuvir may also be given in combination with pegylated interferon and ribavirin for the treatment of chronic hepatitis C in treatment-naïve adult patients with genotype 1 (the predominant genotype in the major world markets) and genotype 4 infection. In October 2014, the FDA approved Gilead’s Harvoni™ therapy, an interferon-free combination therapy containing sofosbuvir and an NS5A inhibitor, therapy, as a once-a-day treatment for genotype 1 infection. Lastly, in November 2014, the FDA approved the combination therapy of sofosbuvir and simeprevir for use in genotype 1 patients.

While the recently approved treatments for HCV have provided significant benefit to HCV patients, we believe there is significant opportunity for new combination therapies that may address one or more of the following shortcomings in the newest approved treatments:

•	Current treatments have lower cure rates in some genotypes, in particular genotype 3, than in others;

•	Current treatments have lower cure rates in some patient sub-populations, including but not limited to decompensated cirrhotics and patients with severe renal impairment, than in others; and

•	Current treatments do not provide 100% cure rates for all HCV patients, which will result in a new population of patients who have failed existing treatments.

In particular, we believe there remains a significant opportunity to treat failure patients who exhibit resistant associated variants to various DAAs. Based on our preclinical studies and the mechanism of action of SB 9200, we believe we can address those patients.

We previously completed a Phase 1 clinical trial of SB 9200 as a monotherapy in treatment naïve patients infected with HCV in which SB 9200 was well tolerated and demonstrated antiviral activity.  See “— Previous Clinical Development of SB 9200” above.

In addition to the completed Phase 1 clinical trial, we have evaluated SB 9200 in preclinical models of HCV infection using samples from actual HCV infected patients using a cell culture assay. In these studies, SB 9200 has demonstrated potent activity against all genotypes of HCV. We have also shown that SB 9200 retains potent activity against samples from telaprevir and IFN/RBV non-responder patients in the same assay. In preclinical studies, SB 9200 has shown in vitro synergy with DAAs including protease inhibitors and nucleoside analogs.

Planned Phase 2 Clinical Trial of SB 9200 in HCV

We plan to initiate a 12 week Phase 2 clinical trial of SB 9200, in combination with the DAAs for the treatment of HCV in 2016.  We are currently developing the protocol for the trial. We expect to design the trial to evaluate the ability of SB 9200 at different dosage levels and in combination with two currently marketed DAAs to improve the clearance of the virus in patients who failed prior combination therapy compared to retreatment with the DAA combination alone, as well as to potentially shorten therapy duration.  There is currently no treatment option for these DAA failure patients.

RSV Program

We are developing SB 9200 as either an oral or inhaled treatment for RSV.  We have conducted preclinical studies of SB 9200 in multiple animal models and are planning to initiate a Phase 2a trial of SB 9200 in healthy volunteers inoculated with the RSV virus.

RSV is a respiratory virus that infects the lungs and breathing passages. Healthy people who are infected with RSV usually experience mild, cold-like symptoms and recover in a week or two. But RSV can be serious, especially for infants and older adults. RSV is the most common cause of inflammation of the small airways in the lung, known as bronchiolitis, and pneumonia in children younger than one year of age in the United States according to the United States Centers for Disease Control and Prevention, or the CDC, and RSV infection can lead to long-term complications such as asthma.  The CDC estimates that 170,000 hospitalizations and 10,000 deaths occur among the elderly (older than age 64) each year from RSV-related disease, and that 125,000 infants are hospitalized due to RSV infection each year.  Infants hospitalized with RSV bronchiolitis have an increased risk of early childhood, asthma-specific morbidity. Two million children five years and younger require care for RSV infection annually. RSV is the most common pathogen associated with acute lower respiratory illness in children.  In addition, RSV infection is the principal driver of pediatric medical costs during the winter months.

There are no FDA approved therapies for RSV infection.  While Ribavirin and Synagis are used in severe cases of RSV infection, there are significant side effects and risks associated with their use, especially in infants. Supportive care is the most common treatment for RSV infection.

In preclinical studies of SB 9200 in mouse models of RSV, SB 9200 reduced viral load in mice and mitigated the severity of RSV-associated inflammation, which is the primary cause of compromised lung function, pneumonia and mortality. No inflammation was noted in the lungs of SB 9200 treated uninfected mice, while high-grade inflammation was observed in the airway of RSV infected mice that did not receive SB 9200.

Planned Phase 2a Clinical Trial of SB 9200 in RSV

Based on these findings and findings from the Phase 1 clinical trial in HCV, we plan to initiate a Phase 2a clinical trial of SB 9200 in RSV in 2016.  We are currently developing the protocol for a monotherapy treatment in which healthy volunteers are inoculated with RSV and treated with SB 9200 either orally or intra nasally.

SB 9400/9941/9946

SB 9400/9941/9946 are second generation SMNH compounds that we are developing as antivirals targeting RIG I and NOD 2. In preclinical studies that we have conducted, the compounds have demonstrated antiviral activity against HCV and RSV. We plan to evaluate the compounds against other viral targets.

Other Programs

In addition to our pipeline of antiviral product candidates, we are exploring the use of SMNH compounds for the treatment of inflammatory diseases, such as COPD, and cancer.

Our approach for COPD is to develop compounds that have a pharmacokinetic profile with limited systemic exposure, low oral bioavailability and high protein binding. Because we believe that the development of safe and effective COPD therapeutics are determined by the structural characteristics of the therapeutic, we believe that an SMNH scaffold is the ideal framework for the development of a COPD therapeutic.

Our approach for cancer is to develop therapeutic agents with our SMNH platform that target the components of protein synthesis. We believe these compounds potentially can overcome the differences between tumor types, which has been a major obstacle in developing cancer therapeutics.

Patents and Proprietary Rights

Our success will depend upon our ability, and upon the ability of any future collaborators of ours, to obtain and maintain intellectual property protection in the United States and other key pharmaceutical markets around the world for our product candidates and technologies, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. We have sought, and plan to continue to seek, patent protection in the United States and other key pharmaceutical markets, that is intended to cover the composition of matter of our product candidates, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

We have devoted considerable effort and resources to build a substantial patent estate designed to provide multiple levels of protection for our product candidates. As of June 30, 2015, we owned or controlled more than 10 patent families. These patent families comprise more than 44 issued patents and pending patent applications worldwide, including 20 issued patents and 24 pending patents in prosecution worldwide.  Our issued patents and pending patent applications include protection for:

•	compositions of matter for SMNH therapeutics;

•	processes for synthesizing and manufacturing SMNH therapeutics;

•	methods of using SMNH therapeutics to treat or prevent disorders, e.g., microbial infections (included in this group are dosage forms and formulations and methods relating to course of treatment); and

•	methods of assembling libraries of SMNH compounds.

With respect to SB 9200, we have one issued patent with claims covering composition of matter of SB 9200 specifically, pharmaceutical compositions, methods of treating HBV, and methods of preparing SB 9200. This patent expires December 12, 2026, without taking potential patent term extensions into account. We also have one issued patent covering composition of matter of SB 9200 generically, methods of treating HBV, including combination therapy with other agents and treatment of resistant strains of HBV. Due to Patent Term Adjustment granted by the PTO, this patent expires June 1, 2030, without taking potential patent term extensions into account. In addition, we have patents that have been granted in China, Japan, and Korea, which are expected to expire December 12, 2026, without taking potential patent term extensions into account. We have at least four pending applications in various other countries and regions, including China, Europe, Hong Kong, and India, which, if issued, are expected to expire December 12, 2026, without taking potential patent term extensions into account.

We also have one issued patent with claims covering methods of treating HCV using SB 9200 specifically and generically, including where a subject is co-infected with a second virus. This patent expires April 6, 2029, without taking potential patent term extensions into account. In addition, we have patents that have been granted in China and the United Kingdom, which are expected to expire April 3, 2029, without taking potential patent term extensions into account.  We have at least four pending applications in various other countries and regions, including China, Europe, Hong Kong, and Korea, which, if issued, are expected to expire April 3, 2029, without taking potential patent term extensions into account.

The actual protection afforded by a particular patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage and the availability of legal remedies in the country in which it issued.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued United States patents covering SB 9200 may be entitled to patent term extensions. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

Manufacturing

We do not currently own or operate manufacturing facilities for production of preclinical, clinical or commercial quantities of any of our SMNH compounds or their components. To date, we have manufactured only limited supplies of drug substance for use in preclinical studies at our own facility in Milford, Massachusetts and have contracted with several third-party contract manufacturing organizations for the supply of drug substance and finished product to meet our needs for preclinical testing, including toxicology studies, and clinical trials. These contract manufacturers are typically single source suppliers to us. We believe that each of these suppliers has sufficient capacity to meet our needs, but that adequate alternative sources exist. We typically order drug substance and clinical trial supplies on a work order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. However, there is a risk that, if supplies are interrupted, it would materially harm our business.

We expect to continue to rely on third-party contract manufacturing organizations for the supply of drug substance and clinical trial supplies for our SMNH compounds for the foreseeable future.

Manufacturing is subject to extensive regulation that imposes various procedural and documentation requirements that govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. We are reliant on our contract manufacturers to comply with these requirements, including to manufacture our SMNH compounds for use in clinical trials under current Good Manufacturing Practice, or cGMP, conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities, nor have we entered into any collaboration or co-promotion arrangements. We may build focused capabilities in the United States to commercialize development programs where we believe that the medical specialists for the indications are sufficiently concentrated to allow us to effectively promote the product with a targeted sales team. We intend to seek strategic relationships with biotechnology and pharmaceutical companies where realizing the full value of our development programs will require access to broader geographic markets or the pursuit of broader patient populations or indications. In addition, we intend to expand the drug development applications of our SMNH platform through selective collaborations with leading biotechnology and pharmaceutical companies.

Competition

The development and commercialization of new drug products is highly competitive and is characterized by rapid and substantial technological development and product innovations. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

HBV

There are currently no FDA approved products available to cure HBV. FDA approved treatments for patients with chronic HBV include interferons such as Intron A (IFN α-2b) and Pegasys (peg-IFN α-2a), and nucleoside analogues such as Baraclude (entecavir) and Viread (tenofovir). The companies that are marketing these drugs include Gilead Sciences and Bristol Myers Squibb. In addition, several pharmaceutical and biotechnology companies, including Tekmira Pharmaceuticals, are developing additional therapies to address HBV, including non-nucleotide antivirals and non-IFN immune enhancers.

There are also FDA approved vaccinations available for children and high-risk adults that protect against HBV. These vaccines are manufactured by Merck and GlaxoSmithKline and are widely available in the United States (and less available in the rest of the world), and have limited side effects. Although the vaccines are effective against HBV in non-infected individuals, they will not reverse or cure the disease in people who have already contracted the virus, such as children of women who are already HBV positive.

HCV

We expect our current and other product candidates to face intense and increasing competition as new products enter the HCV and antiviral markets and advanced technologies become available, particularly in the case of HCV therapies in combinations with existing products and other new products. Approved therapies include simeprevir (Olysio™) from Janssen Therapeutics for use in genotype 1 HCV patients only when used in combination with pegylated interferon and ribavirin; Gilead’s sofosbuvir (Sovaldi™), a nucleotide analogue inhibitor of the HCV NS5B polymerase enzyme for patients with genotype 2 or 3 HCV or in patients with genotypes 1 or 4 when combined with pegylated interferon and ribavirin; Harvoni™ (sofosbuvir plus an NS5A inhibitor) in patients with genotype 1 infection; a combination therapy of simeprevir and sofosbuvir for genotype 1 HCV patients; and AbbVie’s Viekira PakTM, a combination of ombitasvir paritaprevir, ritonavir and dasabuvir. The evolving standard of care treatment regimens and the cure rates of patients using one of these approved drugs and future approved combinations of DAAs other than ones we have developed and are developing may be such that our development and discovery efforts in the area of HCV may be rendered noncompetitive.

We believe that a significant number of product candidates that are currently under development may become commercially available in the future for the treatment of HCV. We are aware that many competitors have product candidates in Phase 2 or later stage clinical trials, including AbbVie, Gilead, Johnson & Johnson and Merck.

RSV

There are no FDA approved therapies for RSV infection.  While Ribavirin is used in severe cases of RSV infection, there are significant side effects and risks associated with the use of Ribavirin, especially in infants. Supportive care is the most common treatment for RSV infection.

 Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors.

These third parties compete with us in recruiting and retaining qualified scientific, sales and marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of SB 9200 and any other product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market, especially for any competitor developing a microbiome therapeutic which will likely share our same regulatory approval requirements. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of lower cost products.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics such as those we are developing.  We, along with our contract manufacturers, will be required to navigate the various pre-clinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval for our product candidates.  The process of obtaining regulatory approvals and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the United States, the Food and Drug Administration, or FDA, regulates drug and biologic products under the Federal Food, Drug and Cosmetic Act, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act.  Our product candidates are subject to regulation by the FDA as biologics.  Biologics require the submission of a Biologics License Application, or NDA, and approval by the FDA before being marketed in the United States.  None of our product candidates has been approved by the FDA for marketing in the United States, and we currently have no NDAs pending.  If we fail to comply with applicable FDA or other requirements at any time during product development, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions.  These sanctions could include the FDA’s refusal to approve pending applications, suspension or revocation of approved applications, warning letters, product recalls, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.  Any FDA enforcement action could have a material adverse effect on us.

The process required by the FDA before our biologic product candidates may be marketed in the United States generally involves the following:

•	completion of pre-clinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug, or IND, application which must become effective before clinical trials in the United States may begin;

•
performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication, conducted in accordance with the FDA’s good clinical practice, or GCP, regulations;

•	submission to the FDA of a NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Pre-clinical and Clinical Trials

Once a product candidate is identified for development, it enters the pre-clinical testing stage.  Pre-clinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which must be conducted in accordance with GLP requirements.  The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.  The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks.  In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.  Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND.  A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators.  Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial and the parameters and criteria to be used in monitoring safety and evaluating effectiveness.  Each protocol must be submitted to the FDA as part of the IND.  An independent institutional review board, or IRB, for each medical center proposing to participate in a clinical trial must also review and approve the clinical trial before it can begin at that center, and the IRB must monitor the clinical trial until it is completed.  The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.  Clinical testing also must satisfy extensive GCP requirements, including requirements for informed consent.

For purposes of NDA approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

•
Phase I—Phase I clinical trials involve initial introduction of the investigational product into healthy human subjects or patients with the target disease or condition.  These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•
Phase II—Phase II clinical trials involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

•
Phase III—Phase III clinical trials involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites.  These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may condition approval of a NDA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after NDA approval.  Such post-approval clinical trials are typically referred to as Phase IV clinical trials.

Although most clinical research performed in the United States in support of NDA must be authorized in advance by the FDA under the IND regulations and procedures described above, there are certain circumstances under which clinical trials can be conducted without submission of an IND application.  For example, a sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the biologic in commercial quantities in accordance with cGMP requirements.  The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final biological product.  Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA Submission and FDA Review

The results of pre-clinical studies and clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the biologic, are submitted to the FDA in the form of a NDA requesting approval to market the biologic for one or more specified indications.  The submission of a NDA requires payment of a substantial user fee unless a waiver is granted.  Each NDA submitted to the FDA is reviewed for administrative completeness and reviewability within 60 days of the FDA’s receipt of the application.  If the NDA is found complete, the FDA will file the NDA, triggering a full review of the application.  The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission.

Once a NDA has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant.  However, the review process is often significantly extended by FDA requests for additional information or clarification.  Under the Prescription Drug User Fee Act, the FDA has a goal of reviewing NDAs within ten months of the filing date for standard review or six months for priority review, but the overall timeframe is often extended by FDA requests for additional information or clarification.  The FDA reviews a NDA to determine, among other things, whether the biological product is safe, pure and potent and whether the facility or facilities in which it is manufactured meet standards designed to assure the product’s continued safety, purity and potency.  The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved.  The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.  Before approving a NDA, the FDA will inspect the facility or the facilities at which the biologic product is manufactured, and will not approve the product unless cGMP compliance is satisfactory.  The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance with GCP requirements, and will not approve the biologic unless compliance with such requirements is satisfactory.

The FDA may deny approval of a NDA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional pre-clinical or clinical data.  Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.  Data from clinical trials are not always conclusive and the FDA may interpret data differently than sponsors.  Once the FDA approves a NDA, such approval may limit the indicated uses for which the biologic may be marketed.  The FDA may also require implementation of a Risk Evaluation and Mitigation Strategy, or REMS, which can include a medication guide, communication plan, or elements to assure safe use, such as restricted distribution methods, physician training, patient registries and other risk minimization tools.  The FDA also may condition approval on, among other things, changes to proposed labeling claims or the development of adequate controls and specifications.  Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA may require one or more Phase IV post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing based on the results of these post-marketing studies.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete.  The FDA may not grant approval on a timely basis, or at all.  Even if we believe a clinical trial has demonstrated safety and efficacy of one of our product candidates for the treatment of a disease or condition, the results may not be satisfactory to the FDA.  Pre-clinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval.  We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing our product candidates.  The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of our products.  After approval, certain changes to the approved biologic, such as adding new indications, manufacturing changes or additional labeling claims, are subject to further FDA review and approval.  Depending on the nature of the change proposed, a NDA supplement must be filed and approved before the change may be implemented.  For many proposed post-approval changes to a NDA, the FDA has up to 180 days to review the application.  As with new NDAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

Expedited Development and Review Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions.  These programs include fast track designation, breakthrough therapy designation, priority review designation and accelerated approval, and the purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

A new drug or biologic is eligible for fast track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such a disease or condition.  Fast track designation provides increased opportunities for sponsor meetings with FDA during pre-clinical and clinical development, in addition to the potential for rolling review once a marketing application is filed.  In addition, a new drug or biologic may be eligible for breakthrough therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.  Breakthrough therapy designation provides all the features of fast track designation in addition to intensive guidance on an efficient drug development program beginning as early as Phase I, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with fast track or breakthrough therapy designation, may also be eligible for additional FDA programs intended to expedite the review process, including priority review designation and accelerated approval.  A product is eligible for priority review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition.  The FDA aims to review applications for new products designated for priority review within six months, compared to ten months under standard review.  Additionally, products intended to treat serious or life-threatening diseases or conditions may receive accelerated approval.  Products are eligible for accelerated approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.  Accelerated approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit.  In addition, the FDA currently requires, as a condition for accelerated approval, pre-approval of all promotional materials intended for dissemination or publication within 120 days following marketing approval, which could adversely impact the timing of commercial launch of the product.

Review and Approval of Drug Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Procedures Governing Approval of Products in the EU

Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

To obtain marketing approval of a product under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

Post-Approval Requirements

Approved drugs that are manufactured or distributed in the United States are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product distribution, advertising and promotion and reporting of adverse experiences with the product.  There also are continuing, annual user fee requirements for products and the establishments at which such products are manufactured, as well as new application fees for certain supplemental applications.

Any drugs manufactured or distributed by us or our contract manufactures pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the product.  Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our contract manufacturers.  Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution.  We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements.  If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a product from distribution or withdraw approval of the NDA for that product.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS.  Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media.  A company can make only those claims relating to safety and efficacy that are approved by the FDA.  Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA.  The FDA does not regulate the behavior of physicians in their choice of treatments.  The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.  Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product.  Orphan designation must be requested before submitting a NDA.  Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication for seven years, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity.  Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity.  Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior.  Further, if a designated orphan product receives marketing approval for an indication broader than the rare disease or condition for which it received orphan designation, it may not be entitled to orphan exclusivity.

Other Healthcare Laws

Although we currently do not have any products on the market, if our product candidates are approved and we begin commercialization, we will be subject to healthcare regulation and enforcement by the federal government and the states in which we conduct our business. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (discussed below). Many states have similar laws that apply to their state health care programs as well as private payors.

The False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multibillion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act, among other things, imposed new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers were required to begin collecting data on August 1, 2013, and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 – December 31, 2013) by March 31, 2014, and to report detailed payment data for the first reporting period and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, drug manufacturers must submit reports by the 90th day of each subsequent calendar year.  Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The shifting commercial compliance environment and the need to build and maintain robust systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In both domestic and foreign markets, sales and reimbursement of any approved products will depend, in part, on the extent to which third-party payors, such as government health programs, commercial insurance and managed healthcare organizations provide coverage, and establish adequate reimbursement levels for, such products. Third-party payors are increasingly challenging the prices charged for medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Additionally, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. If third-party payors do not consider our products to be cost-effective compared to other therapies, the payors may not cover our products after approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis.

The containment of healthcare costs also has become a priority of federal and state governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

Outside the United States, ensuring adequate coverage and payment for our products will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. Recent budgetary pressures in many countries are also causing governments to consider or implement various cost-containment measures, such as price freezes, increased price cuts and rebates. If budget pressures continue, governments may implement additional cost-containment measures. Cost-control initiatives could decrease the price we might establish for products that we may develop or sell, which would result in lower product revenues or royalties payable to us. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Healthcare Reform

In the United States, there have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biological products, government control and other changes to the healthcare system. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for medical goods and services may take in response to any healthcare reform proposals or legislation. We cannot predict the effect medical or healthcare reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect.

By way of example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was signed into law, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among other things, the Affordable Care Act:

•
expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of ‘‘average manufacturer price,’’ or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•
extended Medicaid drug rebates, previously due only on fee-for-service utilization, to Medicaid managed care utilization, and created an alternate rebate formula for new formulations of certain existing products that is intended to increase the amount of rebates due on those drugs;

•
expanded the types of entities eligible for the 340B drug discount program that mandates discounts to certain hospitals, community centers and other qualifying providers. With the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, because 340B pricing is determined based on AMP and Medicaid drug rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discounts to increase; and

•
established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.  Adoption of other new legislation at the federal or state level could further limit reimbursement for pharmaceuticals, including our product candidates if approved.

Employees

As of June 30, 2015, we had 13 full-time permanent employees, of which five work in administration and operations and eight work in research and development.

Facilities

We currently lease 8,300 square feet at 113 Cedar Street, Suite S-7, Milford, Massachusetts for our offices and laboratories.  We hold the lease through March 31, 2018.  We believe our current laboratory and office space are sufficient to meet our needs through 2018.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Consultant and Directors

The following table sets forth the name, age and position of each of our Executive Officers, Key Consultant and Directors as of June 30, 2015

Name	Age	Positions
Douglas Jensen	62	President, Chief Executive Officer and Director
R. P. “Kris” Iyer, PhD	66	Chief Scientific Officer and Director
Nezam H. Afdhal, MD(3)	58	Non-executive Chief Medical Officer
Donald Mitchell	52	Vice President Operations & Corporate Development
Jonathan Freve	37	Chief Financial Officer, Treasurer and Secretary
Guy Macdonald(1)(2)	56	Chairman of the Board of Directors
David Arkowitz(1)(2)	53	Director
Jonathan Bates(1)(2)	55	Director
Kurt M. Eichler	58	Director

(1)           Member of the audit committee
(2)           Member of the compensation committee
(3)           Consultant

Douglas J. Jensen is one of our founders and has been the President, Chief Executive Officer and Director of Spring Bank Pharmaceuticals, Inc. since inception in 2002. Prior to forming Spring Bank in 2002, he was chief executive officer of Origenix Technologies, a clinical stage biotech company he founded in Montreal in 1998. From 1993 to 1998 Mr. Jensen served as Vice President of Administration and Corporate Development at Hybridon, Inc. Prior to joining the biotechnology industry Mr. Jensen held senior positions in the securities industry. From 1989 to 1993, he served as Managing Partner of Parkway Capital Corporation, and from 1984 to 1989, he was a Senior Vice President of Oppenheimer & Co., Inc. in New York City. Mr. Jensen holds a bachelor degree from Wheaton College. We believe that Mr. Jensen is qualified to serve on our board of directors because of his experience in the biotechnology industry and his knowledge of the Company.

R. P. “Kris” Iyer, PhD is one of our founders and has been our Chief Scientific Officer and a member of our board of directors since our inception in 2002. Dr. Iyer was co-founder and VP of Discovery of Origenix Technologies, Inc., a clinical stage biotech company, from 1998 to 2002. From 1993 to 1998, Dr. Iyer was a Senior Scientist and Associate Director of the Discovery program and Technology Development at Hybridon, Inc. Previously, Dr. Iyer was a Professor of Medicinal Chemistry at the University of Bombay, a Visiting Scientist at the University of Texas, M. D. Anderson Cancer Center and a Visiting Scientist at the Center for Biologics Evaluation and Research at FDA/NIH. Dr. Iyer received his BS, with honors, in chemistry, BS, and MS degrees in the Technology of Pharmaceuticals and Fine Chemicals from the University of Bombay. He received his PhD degree in Pharmaceutical Sciences from the University of the Pacific, Stockton, California and carried out postdoctoral work at the Oak Ridge National Laboratory and at the Johns Hopkins University.  We believe that Mr. Iyer is qualified to serve on our board of directors because of his decades of experience in biotechnology and research.

Nezam H. Afdhal, md, has served as a consultant since 2011 and as our non-executive Chief Medical Officer since 2015. Dr. Afdhal is a Senior Physician at the Liver Center at Beth Israel Deaconess Medical Center in Boston, Massachusetts and Professor of Medicine at Harvard Medical School. Dr. Afdhal received his MD degree in 1981 from the Royal College of Surgeons in Ireland and did fellowship training at University College Dublin and at Boston University School of Medicine.

Donald Mitchell has been our Vice President Operations & Corporate Development since 2008. Previously, he was Executive Director, Corporate Development at Idenix Pharmaceuticals from 2005 until 2008. Prior to Idenix, Mr. Mitchell held a series of senior marketing positions at Amgen. Prior to Amgen, Mr. Mitchell was principal consultant at PricewaterhouseCoopers. Mr. Mitchell started his career at Novartis, where he held a series of sales, marketing and business development positions of increasing responsibility. He has an MBA from the University of Virginia Darden School and a Bachelor of Science from The United States Naval Academy. He served as a Nuclear Submarine officer prior to attending graduate school.

Jonathan Freve has been our Chief Financial Officer, Treasurer and Secretary since 2015. Prior to joining us, he served as the Senior Director of Finance of Santaris Pharma A/S, which was acquired by F. Hoffmann-LaRoche Ltd. Prior to Santaris, Mr. Freve was the Controller of Brookfield Renewable Energy Partners, L.P. between 2011 and 2014.  Previously, Mr. Freve was controller of Virtusa Corporation between 2007 and 2011.  Mr. Freve began his career at the FASB and PricewaterhouseCoopers, where he worked in the audit and transaction services practices. Mr. Freve is a certified public accountant in the state of Massachusetts and holds a Bachelor in Business Administration from the University of Massachusetts Amherst.

Guy Macdonald has been a member of our board of directors since 2010 and has served as Chairman of our Board of Directors since 2014. Mr. Macdonald has served as the President and CEO of Tetraphase Pharmaceuticals, a publicly traded company developing novel antibiotics based on a platform technology in tetracycline chemistry, since 2008. Prior to joining Tetraphase in 2008, he was Executive Vice President, Operations, Idenix Pharmaceuticals. In addition, he spent over 20 years of his career at Merck & Co., Inc., initially in the U.K., followed by senior positions in the United States, culminating as the Vice President for Anti-infective and Hospital Products. He received an Honors Degree in Biochemistry from Dundee University, Dundee, Scotland. We believe that Mr. Macdonald is qualified to serve on our board of directors because of his experience in a public pharmaceutical company and other experience in the biotechnology industry.

David Arkowitz has been a member of our board of directors since 2014. Mr. Arkowitz has served as Chief Operating Officer and Chief Financial Officer of Visterra Pharmaceuticals since 2013. Prior to joining Visterra, he served as Chief Financial Officer and General Manager at Mascoma Corporation, a bioconversion company. Previously, Mr. Arkowitz was Chief Financial Officer and Chief Business Officer of AMAG Pharmaceuticals, a commercial stage public biopharmaceutical company. Prior to his tenure at AMAG, he served as Chief Financial Officer of Idenix Pharmaceuticals. Earlier in his career, he spent more than thirteen years at Merck & Co. including as Vice President and Controller of the U.S. sales and marketing division and as Controller of the global research and development division. Mr. Arkowitz served on the board of directors of Aegerion Pharmaceuticals and ImpactRx. Mr. Arkowitz has a Bachelor of Arts from Brandeis University and an MBA in finance from Columbia University. We believe that Mr. Arkowitz is qualified to serve on our board of directors because he brings more than 20 years of finance and operations leadership experience in the healthcare, life sciences and biotechnology industries.

Jonathan Bates has been a member of our board of directors since 2008 and served as our Secretary and Treasurer from 2008 to 2015. He has been a Managing Director of Altexa, Inc., a company that develops international and domestic businesses across industry sectors from energy to international trade, since 2005. Mr. Bates is also the founder of HB Financial Services, Inc. He has held directorship positions in both public and private companies. We believe that Mr. Bates is qualified to serve on our board of directors because he has worked extensively with investment banks, public relations firms and broker-dealers to help these companies achieve their expansion goals.

Kurt M. Eichler has been a member of our board of directors since July 2015. In 1979, Mr. Eichler began his career at Merrill Lynch, Hubbard in the Real Estate Debt and Equity Finance Group. In 1982, he joined The Linpro Company (now LCOR) as Director of Commercial and Industrial Operations for the suburban Philadelphia area. In 1983, he became Operating Partner in the Center City Philadelphia Office.  Mr. Eichler was Executive Vice President and Principal of LCOR in charge of operations of the metropolitan New York region. Based in New York City, Mr. Eichler served on LCOR’s Executive Committee.  Mr. Eichler has served on several boards over the last decade including Dara BioSciences, MiMedx and Maia Yogurt. Mr. Eichler holds a BS from the University of Wyoming. We believe that Mr. Eichler is qualified to serve on our board of directors because he brings decades of business and operational experience.

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors plans to adopt a code of business conduct and ethics that will become effective upon the closing of this offering and apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be available on the investor relations page on our website. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on our website or in filings under the Exchange Act.

 Classified Board of Directors

In accordance with our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	The class I directors will be [ ] and [ ], and their term will expire at the annual meeting of stockholders to be held in 2016;

•	The class II directors will be [ ] and [ ], and their term will expire at the annual meeting of stockholders to be held in 2017; and

•	The class III directors will be [ ] and [ ], and their term will expire at the annual meeting of stockholders to be held in 2018.

Our proposed restated certificate of incorporation and by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.  Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In selecting board members, our board may consider many factors, such as personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; experience as a board member or executive officer of another publicly held company; diversity of expertise and experience in substantive matters pertaining to our business relative to other board members; and diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience.

Director Independence

In the coming 12 months, we intend to list our common stock on the Nasdaq Capital Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after the completion of an initial public offering. In addition, the rules of The Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors intends to undertake a review of the independence of each director and considered whether each director has a material relationship with us that could compromise or impair such director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors seeks to determine whether each of Guy Macdonald, David Arkowitz and Kurt Eichler are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of The Nasdaq Stock Market.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and intends to form a nominating and governance committee, each of which will have the composition and responsibilities described below. Our board of directors may appoint a chair of each committee.  Members will serve on these committees until their resignation or as otherwise determined by our board of directors.

Audit Committee

David Arkowitz, Guy Macdonald and Jonathan Bates, each of whom is a non-employee member of our board of directors, comprise our audit committee. David Arkowitz is the chair of our audit committee. Our board of directors intends to determine that each of Guy Macdonald and David Arkowitz satisfies the requirements for independence under Rule 10A-3 promulgated under the Exchange Act. Our board of directors intends to determine and designate David Arkowitz as an independent board member who qualifies as an “audit committee financial expert,” as defined in the SEC rules, and satisfies the financial sophistication requirements of The Nasdaq Stock Market. Upon the closing of this offering, the audit committee will be responsible for, among other things:

•	appointing, overseeing, and if need be, terminating any independent auditor;

•	assessing the qualification, performance and independence of our independent auditor;

•	reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent auditor;

•	reviewing our financial statements and related disclosures;

•	reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

•	reviewing our overall risk management framework;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

•	reviewing and approving related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee intends to operate under a written charter, to be adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of The Nasdaq Stock Market.

Compensation Committee

David Arkowitz, Guy Macdonald and Jonathan Bates, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Guy Macdonald is the chair of our compensation committee. Our board of directors intends to determine that each of Guy Macdonald and David Arkowitz meets the requirements for independence under the rules of The Nasdaq Stock Market and the Exchange Act and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Upon the closing of this offering, the compensation committee will be responsible for, among other things:

•	reviewing the elements and amount of total compensation for all officers;

•	formulating and recommending any proposed changes in the compensation of our Chief Executive Officer for approval by the board;

•	reviewing and approving any changes in the compensation for officers, other than our Chief Executive Officer;

•	administering our equity compensation plans;

•	reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Our compensation committee intends to operate under a written charter, to be adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of The Nasdaq Stock Market.

Nominating and Governance Committee

Our board of directors intends to form a nominating and governance committee and identify directors who meet the requirements for independence under the rules of The Nasdaq Stock Market for service on this committee. Upon the closing of this offering, the nominating and governance committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	identifying, recruiting and nominating director candidates to the board if and when necessary;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Our board intends to cause our nominating and governance committee to operate under a written charter, to be adopted by our board of directors, which satisfies the applicable rules and regulations of the SEC and the applicable listing standards of The Nasdaq Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or the board of directors (or other board committee performing equivalent functions) of any entity that has one or more executive officers who serve on our compensation committee or our board of directors.

Director Compensation

Each of our non-employee directors are paid an annual retainer of $30,000 for service on the Board of Directors, except for our Chairman who is paid $50,000. In addition, effective April 1, 2015, each of our non-employee directors who serves on a committee will receive, in addition to the annual retainer, an additional retainer of $7,500 per year, per committee, for his or her service on each committee. We do not have any policy with respect to equity compensation for our non-employee directors. In 2014, we granted a restricted stock award of 50,000 shares of our common stock to Mr. Arkowitz.

2014 Director Compensation Table

Name	Fees earned or paid in cash ($)	Stock awards ($)		Option awards ($)	All other compensation ($)		Total ($)
Guy Macdonald	50,000	-		-	-		50,000
David Arkowitz	30,000	84,500	(1)	-	-		114,500
Jonathan Bates	30,000	-		-	81,000	(2)	111,000
Kurt M. Eichler (3)	-	-		-	-		-

(1)	For a description of the assumptions used in valuing these awards, see note 7 to our audited financial statements included elsewhere in this prospectus.
(2)	Jonathan Bates earned consulting fees in the amount of $81,000 in 2014.
(3)	Kurt Eichler joined the board of directors in July 2015.

EXECUTIVE COMPENSATION

The following table provides information regarding the compensation of our named executive officers during 2014. As an emerging growth company, we have elected to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act of 1933, as amended, or the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. Throughout this prospectus, these three officers are referred to as our “named executive officers.”

2014 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Douglas J. Jensen, Chief Executive Officer	2014	$ 299,679	$ -	$ 31,400(1)(2)	$ 331,079
R. P. “Kris” Iyer, PhD Chief Scientific Officer	2014	$ 264,808	$60,000	$ 6,881(1)	$ 331,689
Donald M. Mitchell, Vice President Operations & Corporate Development	2014	$ 238,327	$25,000	$ -	$ 263,327

(1)	Includes employer match 401K contributions.
(2)	Includes $22,410 of travel related costs paid for by the Company.

Executive Officer Employment Agreements

Douglas Jensen

We entered into an executive employment agreement with Mr. Jensen on January 1, 2010. The agreement has no specific term and provides for termination for cause. Mr. Jensen’s current annual base salary is $309,000. Mr. Jensen is also entitled to annual bonuses. The agreement also provides that Mr. Jensen will be entitled to participate on the same basis with all other officers and employees of the Company in the Company's standard benefits package made generally available to all other officers and employees including 401 (k), group health, disability and life insurance programs, and other fringe benefits. On March 25, 2015, we granted Mr. Jensen a stock option to purchase 75,000 shares of our common stock at an exercise price of $2.32 per share.

On May 27, 2015, we entered into a Transition Agreement with Mr. Jensen that terminated his employment agreement. Under the Transition Agreement, Mr. Jensen agreed to continue to serve as our president and chief executive officer for a transition period of three months ending on August 27, 2015, which period could be extended for an additional three months upon the mutual agreement of the parties, subject to earlier termination by us or Mr. Jensen as provided in the agreement. During the transition period, Mr. Jensen continued to receive the annual base salary and benefits provided for under his employment agreement. Upon the end of the transition period, Mr. Jensen will resign from his employment with us and from his positions as a member of our board of directors and as an officer and will make himself available thereafter to assist us in the transition to new leadership. In consideration, we have agreed to, subject to the execution of a release by Mr. Jensen, provide him with 18 months of severance pay and health and dental insurance coverage, accelerate the vesting of his options in full and extend the period during which he can exercise those options to December 31, 2016.

R.P. “Kris” Iyer, PhD

We entered into an executive employment agreement with R.P. “Kris” Iyer, PhD, our Chief Scientific Officer, on June 1, 2013. The agreement has no specific term and provides for termination for cause. The agreement provides that Dr. Iyer’s current annual base salary is $272,950. Dr. Iyer is also entitled to annual bonuses and grant based bonuses. For instance, Dr. Iyer is entitled to an additional bonus for securing Grant Funding for the Company. Upon the successful award of one Grant to the Company of $1,000,000 to $3,000,000 Dr. Iyer is entitled to receive a bonus of $50,000 of the total payable on a pro rata annualized basis. Upon the successful award of one Grant of $3,000,000 to $10,000,000, Dr. Iyer will receive a bonus of $75,000 payable on a pro rata annualized basis  upon the successful award of one Grant of over $10,000,000 Dr. Iyer will receive a bonus of $100,000 payable on a pro rata annualized basis over the duration of the grant. We granted Dr. Iyer a stock option to purchase 50,000 shares of our common stock at an exercise price of $2.32 on March 25, 2015.

Donald Mitchell

As of January 1, 2013, we entered into an employment agreement with Donald Mitchell to serve as Vice President & Corporate Development Officer. The letter-agreement provides that Mr. Mitchell is an at-will employee and may quit or be terminated at any time. However, in the event that the Company terminates him without cause, Mr. Mitchell is entitled to three months of salary. Mr. Mitchell’s current annual base salary is $245,655. The letter-agreement further provides that Mr. Mitchell is eligible for a discretionary award of up to 20% of his annualized base salary, participation in our stock option program, and company benefits which may include participation in group medical and dental insurance programs, term life insurance, long-term disability insurance and participation in our 401(k) plan. We granted Mr. Mitchell an option to purchase 40,000 shares of common stock at an exercise price of $2.32 on March 25, 2015

2014 Stock Incentive Plan

 The 2014 stock incentive plan, or the 2014 plan, provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights and performance units and performance share awards. Our employees, directors, and consultants are eligible to receive awards under our 2014 plan; however, incentive stock options may only be granted to our employees. Our board of directors administers the 2014 plan.

The 2014 plan provides that a maximum of 1,000,000 shares of our common stock are authorized for issuance under the plan. The 2014 plan does not have a fixed expiration date, however, no incentive stock options may be granted under the 2014 plan after 2024 and our board of directors may amend, suspend or terminate the 2014 plan at any time.

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we shall equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2014 plan;
•	the number and class of securities and exercise price per share of each outstanding option;
•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;
•	the number of shares subject to and the repurchase price per share subject to each outstanding
•	restricted stock award; and
•	the share and per-share-related provisions and the purchase price, if any, of each other outstanding award under the 2014 plan.

Upon the occurrence of a merger or consolidation of our company with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property or is cancelled; a transfer or disposition of all of our common stock for cash, securities or other property pursuant to a share exchange or other transaction; or a liquidation or dissolution of our company, our board of directors may, on such terms as our board of directors determines, take any one or more of the following actions pursuant to the 2014 plan, as to some or all outstanding awards, other than restricted stock awards (except to the extent specifically provided otherwise in an applicable award agreement or another agreement between us and the participant):

•	provide that such awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
•
upon written notice to a plan participant, provide that the participant’s unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant (to the extent then exercisable) within a specified period;

•	provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such transaction;
•
in the event of a transaction under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the transaction, make or provide for a cash payment to a plan participant with respect to each award held by a participant;

•	provide that, in connection with a liquidation of dissolution of the company, awards
•	shall convert into the right to receive liquidation proceeds; or
•	any combination of the foregoing.

Our board of directors is not obligated under the 2014 plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

Upon the occurrence of any corporate transaction described above, other than our liquidation or dissolution, our repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of our successor and will, unless our board of directors determines otherwise, apply to the cash, securities or other property which our common stock was converted into or exchanged for in the transaction in the same manner and to the same extent as they applied to such restricted stock, provided that the board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or other agreement between a participant and us, either initially or by amendment. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the plan participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Our board of directors, in its sole discretion, may accelerate the exercisability of any option or time at which any restrictions shall lapse or be removed from any restricted stock award, as the case may be.

As of June 30, 2015, there were options to purchase 593,000 shares of our common stock outstanding under the 2014 plan, at a weighted-average exercise price of $2.32 per share, and no options had been exercised.

401(k) Plan

We maintain a 401(k) defined contribution plan for substantially all of our employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of our board, we may elect to match employee contributions. For the year ended December 31, 2014, and the three months ended March 31, 2015, we paid a 3% match which amounted to $26,000, and $10,000, respectively.

Indemnification of Officers and Directors

Our restated articles of incorporation contain provisions that limit the liability of officers and directors for monetary damages to the fullest extent permitted under Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability that might arise from:

•	acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

•	any transaction from which a director derived and improper personal benefit;

•
for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders; or

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders.

In addition, our restated articles of incorporation authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agent, vote of shareholders or disinterested directors or otherwise to the fullest extent permitted by law.

We intend to enter into indemnification agreements with our directors, officers and key employees, and we maintain director’s and officer’s liability insurance under which directors and officers are insured against loss (as defined in the policy) as a result of certain claims that could be brought against them. Our indemnification agreements may be broader than the specific indemnification provisions contained in Delaware Law. These agreements, as proposed, would require us to advance expenses incurred by our directors, officers and key employees in defending or investigating any action, suit or proceeding in which they may become involved. We believe that our bylaws provisions and these agreements are necessary to attract and retain qualified individuals to serve as directors, officers and key employees.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following describes transactions since January 1, 2012, to which we have been a party and, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their immediate family members, had or will have a direct or indirect material interest.

We believe that all of these transactions were on terms comparable to terms that could have been obtained from unrelated third parties.

2012 Convertible Note and Warrant Financing

 Between March 2012 and February 2013, we sold convertible promissory notes in the aggregate principal amount of $10.8 million in a private placement to new and existing stockholders.  We refer to these notes as the 2012 Notes.  The 2012 Notes were non-interest bearing and had a maturity date of February 15, 2013, unless converted prior thereto.  In February 2013, the 2012 Notes converted into 5,381,249 shares of our common stock.

In connection with the issuance and sale of the 2012 Notes, we issued warrants to the purchasers of the 2012 Notes that were exercisable for 2,690,623 shares of common stock with an exercise price of $2.00 per share if the 2012 Notes converted into common stock. The warrants have a term of five years and will expire between 2017 and 2018, or upon an IPO or corporate transaction.

The following table sets forth the aggregate original principal amount of the 2012 Notes purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the number of shares of common stock issued upon conversion of the 2012 Notes and underlying the warrants issued in connection with the purchase of the 2012 Notes.

Name	Original Principal Amount of Notes	Common Stock Issued upon Conversion of Notes	Number of Warrant Shares
E. Burke Ross	$250,000	125,000	62,500
Hilltop III, LLC.	$1,000,000	500,000	250,000
Kurt Eichler	$600,000	300,000	150,000

2013 Convertible Note and Warrant Financing

Between October 2013 and July 2014, we sold convertible promissory notes in the aggregate principal amount of $6.9 million in a private placement to new and certain of our existing stockholders.  We refer to these notes as the 2013 Notes.  The 2013 Notes accrued interest at a rate equal to 8% per year and had a maturity date of December 31, 2014 unless converted prior thereto.  In December 2014, the 2013 Notes converted into 3,308,668 shares of our common stock.

In connection with the issuance and sale of the 2013 Notes, we issued warrants to the purchasers of the 2013 notes to purchase an aggregate of 764,787 shares of our common stock at an exercise price of $2.25 per share. The warrants have a term of five years and will expire between 2018 and 2019, or upon an IPO or corporate transaction.

The following table sets forth the aggregate original principal amount of the 2013 Notes purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the number of shares of common stock issued upon conversion of the 2013 Notes and underlying the warrants issued in connection with the purchase of the 2013 Notes.

Name	Original Principal Amount of Notes	Common Stock Issued upon Conversion of Notes	Number of Warrant Shares
E. Burke Ross	$1,650,000	797,464	183,332
Hilltop III, LLC.	$200,000	96,350	22,222
Kurt Eichler	$1,500,000	722,630	166,664

Common Stock Financings

In December 2014, we sold 3,854,056 shares of our common stock for an aggregate purchase price of $11.6 million. The following table sets forth the number of shares purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the purchase price of such shares.

Name	Shares of Common Stock	Purchase Price
E. Burke Ross	1,666,667	$5,000,001
Kurt Eichler	666,666	$1,999,998

In February 2015, we sold 3,361,933 shares of our common stock for an aggregate purchase price of $10.1 million. The following table sets forth the number of shares purchased by our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers and holders of more than 5% of our voting securities, as well as the purchase price of such shares.

Name	Shares of Common Stock	Purchase Price
E. Burke Ross	491,666	$1,474,998
Hilltop III, LLC.	700,000	$2,100,000

Indemnification of Officers and Directors

Our certificate of incorporation, as amended, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Executive Compensation—Indemnification of Officers and Directors” section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

Our board of directors plans to adopt written policies and procedures, which will become effective at this time of the offering for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a ‘‘related person transaction,’’ the related person must report the proposed related person transaction to our Chief Financial Officer. The policy calls for the proposed related person transaction to be reviewed and approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;
•	the approximate dollar value of the amount involved in the related person transaction;
•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;
•	whether the transaction was undertaken in the ordinary course of our business;
•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;
•	the purpose of, and the potential benefits to us of, the transaction; and
•
any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2015 as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;
•	each of our named executive officers;
•	all of our current directors and executive officers as a group; and
•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on 24,184,474 shares of our common stock outstanding as of June 30, 2015, assuming the conversion of all of our outstanding preferred stock into 1,000,000 shares of our common stock  upon the closing of this offering. The column entitled ‘‘Percentage of Shares Beneficially Owned—After Offering’’ is based on shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options or warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days after June 30, 2015 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Spring Bank Pharmaceuticals, Inc., 113 Cedar Street, Milford, MA 01757.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned - Before Offering	Percentage Beneficially Owned - After Offering
5%+ Stockholders:
E. Burke Ross (1)	3,326,629	13.8%
Douglas Jensen (2)	1,881,250	7.8%
Hilltop III, LLC. (3)	1,568,572	6.5%

Directors and Executive Officers:
R.P. “Kris” Iyer, PhD (4)	1,925,000	8.0%
Jonathan Bates (5)	597,025	2.5%
Don Mitchell (6)	338,911	1.4%
Guy Macdonald (7)	233,000	1.0%
David Arkowitz (8)	55,000	0.3%
Kurt Eichler (9)(10)	2,005,960	8.3%
Jon Freve (11)	-	-
All Current Directors and Executive Officers as a Group (8 persons)	7,061,146	29.2%

(1)
Includes warrants to purchase a total of 183,332 shares of our common stock at an exercise price of $2.25 per share held by The E. Burke Ross, Jr. Trust, The Olivia A. Lutz Trust 2014, and The E. Burke Ross, Jr. Descendants’ GST Trust and warrants to purchase a total of 62,500 shares of our common stock at an exercise price of $2.25 per share held by Adec Private Equity Investments LLC of which Mr. Ross is manager.

(2)	Includes 1,881,250 shares of our common stock held by Douglas Jensen.
(3)
Includes 96,350 shares of our common stock held by Brian Thebault, manager of Hilltop III, LLC, and warrants to purchase a total of 22,222 shares of our common stock at an exercise price of $2.25, and warrants to purchase a total of 250,000 shares of our common stock at an exercise price of $2.00 per share held by Hilltop III, LLC.

(4)	Includes 1,925,000 shares of common stock by R.P. “Kris” Iyer, PhD.
(5)	Includes 567,025 shares held by Jonathan Bates and 30,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2015.
(6)	Includes 337,911 shares held by Donald Mitchell and 1,000 shares in the name of James Mitchell held by Donald Mitchell.
(7)	Includes 203,000 shares held by Guy Macdonald and 30,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2015.
(8)	Includes 50,000 shares held by David Arkowitz and 30,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after June 30, 2015.
(9)
Includes warrants held by Mr. Eichler’s children to purchase a total of 150,000 shares of our common stock at an exercise price of $2.00 per share and warrants to purchase a total of 166,664 shares of our common stock at an exercise price of $2.25 per share.

(10)	Includes 160,000 shares of our common stock held by Mr. Eichler’s children.
(11)	Excludes unvested options to purchase 200,000 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock.

As of June 30, 2015, we had outstanding 23,184,474 shares of common stock, held by 209 stockholders of record. In addition, immediately prior to this offering, we had outstanding warrants to purchase 4,727,270 shares of our common stock, and outstanding options to purchase 593,000 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and cumulative voting rights in the election of our directors. Under Delaware law, in any election of directors, each stockholder is entitled to cumulative voting at such election. This means that each stockholder may cast, in person or by proxy, as many votes in the aggregate as that stockholder is entitled to vote, multiplied by the number of directors to be elected. A stockholder is entitled and can elect to cast all of his or her votes for any director or for any two or more as the stockholder would choose. Our Bylaws provide that the holders of a majority of the outstanding shares of our common stock, if present in person or by proxy, represent a quorum for the transaction of business at stockholders meetings. In most instances, if holders of a majority of the common stock present in person or by proxy at any meeting vote “for” a matter, the matter passes. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of our common stock do not have preemptive or conversion rights, or other subscription rights. There are no redemption provisions applicable to the common stock. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Certificate of Incorporation, as amended, permits us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders.  Following the conversion of our currently outstanding preferred stock upon the closing of this offering, we will have no shares of preferred stock outstanding, and have no current intentions of issuing any shares of preferred stock.

Subject to the limitations prescribed in our Certificate of Incorporation and under Delaware law, our Certificate of Incorporation authorize the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof.  The issuance of preferred stock with certain voting, conversion and/or redemption rights could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation.  Preferred stock could also be issued quickly with terms calculated to delay, defer or prevent a change in control of Spring Bank or to make removal of management more difficult.  Additionally, the issuance of preferred stock may decrease the market price of our common stock.

Stock Options and Warrants

As of June 30, 2015, we have outstanding warrants to purchase 4,727,270 shares of our common stock at exercise prices ranging from $2.00 to $3.00. Each warrant agreement has a 5 year expiration date with the outstanding warrants set to expire between 2017 and 2019. Each warrant agreement further requires that the warrants will expire upon an initial public offering or corporate transaction. To the extent that this offering of securities is not a firm commitment, underwritten initial public offering, our Board has determined that this offering does not constitute an “Initial Public Offering” or “Corporate Transaction” for the purposes of voiding the Warrants. As a result, the warrants shall otherwise be exercisable, in whole or in part, until the earlier of such an event or the expiration date of the respective warrants.

As of June 30, 2015, we have outstanding options to purchase 593,000 shares of our common stock at a $2.32 per share. The Stock options awarded under the 2014 Plan expire 10 years after the grant date, unless our Board sets a shorter term.

Authorized Common and Preferred Stock

Effects of authorized but unissued common stock and blank check preferred stock.

Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock 5,000,000 shares of blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of Spring Bank by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management.  If, in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in our best interest, these shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our restated Certificate of Incorporation grant our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock.  The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock.  The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our Company.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Colonial Stock Transfer Company. The transfer agent’s address is 66 Exchange Pl, Salt Lake City, UT 84111, and its telephone number is (801) 355-5740.

Exchange Listing

We intend to apply to list our common stock on the Nasdaq under the symbol “SBPH”.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

Section 203 of the Delaware General Corporation Law prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

If Section 203 applied to us, the restrictions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, could discourage attempts to acquire us.

A Delaware corporation may “opt out” of the restrictions on business combinations contained in Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.  We have agreed to opt out of Section 203 through our certificate of incorporation, but our certificate of incorporation contains substantially similar protections to our company and stockholders as those afforded under Section 203, except that we have agreed with Total that it and its affiliates will not be deemed to be “interested stockholders” under such protections.

Proposed Restated Certificate of Incorporation and Restated Bylaw Provisions

Our proposed restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•
Board of Directors Vacancies.  Our proposed restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships.  In addition, the number of directors constituting the full board of directors shall not be changed without the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares of Common Stock. These proposed provisions would hinder a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•
Classified Board.  Our proposed restated certificate of incorporation and proposed restated bylaws provide that our board of directors is classified into three classes of directors.  The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.  Pursuant to Delaware law, the directors of a corporation having a classified board may be removed by the stockholders only for cause.  In addition, stockholders will not be permitted to cumulate their votes for the election of directors.

•
Stockholder Action; Special Meeting of Stockholders.  Our proposed restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders.  Our proposed restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•
Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our proposed restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders.  Our proposed restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.  These proposed provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•
Issuance of Undesignated Preferred Stock.  Under our proposed restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors.  The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding warrants and options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of [_______] shares of common stock will be outstanding.  This total excludes an additional 4,727,270 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2015 and       shares issuable upon exercise of options. All the [_______] shares of newly issued common stock sold by us in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining [_______] shares of common stock that are outstanding at the completion of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months may sell any unrestricted securities, as well as restricted securities that the person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, under Rule 144. Affiliates selling restricted or unrestricted securities may sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Beginning 90 days after the date of this prospectus, approximately 23,184,474 shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates,  who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. Approximately [ ] shares of our common stock will be eligible for sale in accordance with Rule 701.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock to be issued or reserved for issuance under our equity incentive plan. Shares covered by that registration statement will be eligible for sale in the public market, subject to vesting of such shares.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following discussion is a summary of the material United States federal income tax consequences to non-United States holders (as defined below)  of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects.  The effects of other United States federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed.  This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the United States Internal Revenue Service (“IRS”) in effect as of the date of this offering.  These authorities may change or be subject to differing interpretations.  Any such change may be applied retroactively in a manner that could adversely affect a non-United States holder of our common stock.  We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.  There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-United States holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment).  This discussion does not address all United States federal income tax consequences relevant to a non-United States holder’s particular circumstances, including the impact of the unearned income Medicare contribution tax.  In addition, it does not address consequences relevant to non-United States holders subject to particular rules, including, without limitation:

•	United States expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid United States federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for United States federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level.  Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the United States federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE.  INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-United States Holder

For purposes of this discussion, a “non-United States holder” is any beneficial owner of our common stock that is neither a "United States person" nor a partnership for United States federal income tax purposes.  A United States person is any of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future.  However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-United States holder’s adjusted tax basis in its common stock, but not below zero.  Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-United States holder of our common stock that are not effectively connected with the non-United States holder’s conduct of a trade or business within the United States will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-United States holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-United States holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business.  To claim such a reduction in or exemption from withholding, the non-United States holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-United States holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-United States holder of a trade or business within the United States, as may be applicable.  These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically.  Non-United States holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below on backup withholding and foreign accounts, if dividends paid to a non-United States holder are effectively connected with the non-United States holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-United States holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from United States federal withholding tax (provided the non-United States holder provides appropriate certification, as described above), the non-United States holder will be subject to United States federal income tax on such dividends on a net income basis at the regular graduated United States federal income tax rates.  In addition, a non-United States holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.  Non-United States holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-United States holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•
the gain is effectively connected with the non-United States holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-United States holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-United States holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a United States real property interest, or USRP, by reason of our status as a United States real property holding corporation, or a USRPHC, for United States federal income tax purposes.

Gain described in the first bullet point above will generally be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates.  A non-United States holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-United States holder described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain United States source capital losses of the non-United States holder (even though the individual is not considered a resident of the United States) provided the non-United States holder has timely filed United States federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC.  Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-United States real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future.  Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-United States holder of our common stock will not be subject to United States federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-United States holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-United States holder’s holding period for such stock.

Non-United States holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-United States holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-United States holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-United States status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification.  However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-United States holder, regardless of whether any tax was actually withheld.  Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain United States-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, FATCA, on certain types of payments made to non-United States financial institutions and certain other non-United States entities.  Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.  If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the United States Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

The withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for United States federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by ________.

EXPERTS

The financial statements appearing in this Prospectus and Registration Statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto.  Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.  Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.  You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission.  The address of that site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Spring Bank Pharmaceuticals, Inc.
Milford, Massachusetts

We have audited the accompanying balance sheets of Spring Bank Pharmaceuticals, Inc. (the “Company”) as of December 31, 2013 and 2014, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Spring Bank Pharmaceuticals, Inc. as of December 31, 2013 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP
Boston, Massachusetts
August 3, 2015

SPRING BANK PHARMACEUTICALS, INC.
BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)
	December 31,		March 31,
	2013	2014	2015
ASSETS			(unaudited)
Current assets:
Cash and cash equivalents	$6,301	$1,570	$19,742
Escrow receivable	-	11,562	-
Prepaid expenses and other current assets	656	547	551
Deferred financing costs, net	434	-	-

Total current assets	7,391	13,679	20,293
Deferred tax asset	125	-	-
Property and equipment, net	113	126	137

Total	$7,629	$13,805	$20,430

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Convertible notes	$3,616	$-	$-
Accounts payable	369	348	339
Accrued expenses and other current liabilities	611	1,257	454
Deferred tax liability	125	-	-

Total liabilities	4,721	1,605	793

Commitments (Note 9)

Stockholders’ equity:
Convertible preferred stock, $0.0001 par value—authorized, 5,000,000 shares; 1,000,000 shares issued and outstanding at December 31, 2013 and 2014, and March 31, 2015 (unaudited)	-	-	-
Common stock, $0.0001 par value—authorized, 50,000,000 shares; 12,373,259, 19,810,041 and 23,184,474 shares issued and outstanding at December 31, 2013 and 2014, and March 31, 2015 (unaudited), respectively	1	2	2
Additional paid-in capital	15,800	34,803	44,198
Accumulated deficit	(12,893)	(22,605)	(24,563)

Total stockholders’ equity	2,908	12,200	19,637

Total	$7,629	$13,805	$20,430

See notes to financial statements.

SPRING BANK PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
(In Thousands)
	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Grant revenue	$651	$738	$210	$250

Operating expenses:
Research and development	3,966	6,132	1,231	1,133
General and administrative	1,756	2,412	524	1,075

Total operating expenses	5,722	8,544	1,755	2,208

Loss from operations	(5,071)	(7,806)	(1,545)	(1,958)

Other income (expense):
Interest income	12	1	1	-
Interest expense	(1,951)	(1,907)	(411)	-
Gain on change in fair value of warrant liability	54	-	-	-

Net loss	$(6,956)	$(9,712)	$(1,955)	$(1,958)
Net loss per common share - basic and diluted	$(0.60)	$(0.78)	$(0.16)	$(0.09)
Weighted-average number of shares outstanding - basic and diluted	11,667,564	12,473,377	12,373,259	21,346,172
Pro forma net loss per common share - basic and diluted (unaudited)		$(0.72)		$(0.09)
Pro forma weighted-average number of shares outstanding - basic and diluted (unaudited)		13,473,377		22,346,172

See notes to financial statements.

SPRING BANK PHARMACEUTICALS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands, Except Share Data)
					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at December 31, 2012	1,000,000	$-	6,784,810	$1	$1,943	$(5,937)	$(3,993)

Reclassification of warrant liability to equity	-	-	-	-	1,524	-	1,524
Issuance of common stock for services	-	-	207,200	-	234	-	234
Conversion of 2012 Notes into common stock	-	-	5,381,249	-	10,762	-	10,762
Issuance of common stock in connection with 2012 Convertible Financing	-	-	-	-	122	-	122
Issuance of warrants in connection with 2012 Convertible Financing	-	-	-	-	747	-	747
Issuance of warrants in connection with 2013 Convertible Financing	-	-	-	-	468	-	468
Net loss	-	-	-	-	-	(6,956)	(6,956)

Balance at December 31, 2013	1,000,000	-	12,373,259	1	15,800	(12,893)	2,908

Issuance of common stock for services	-	-	156,000	-	264	-	264
Exercise of warrants	-	-	118,058	-	250	-	250
Increase in fair value of amended conversion feature (Note 6)	-	-	-	-	92	-	92
Conversion of 2013 Notes into common stock	-	-	3,308,668	-	7,444	-	7,444
Issuance of warrants in connection with 2013 Convertible Financing	-	-	-	-	334	-	334
Issuance of common stock in connection with 2014 Financing, net	-	-	3,854,056	1	10,619	-	10,620
Net loss	-	-	-	-	-	(9,712)	(9,712)

Balance at December 31, 2014	1,000,000	-	19,810,041	2	34,803	(22,605)	12,200

Stock-based compensation (unaudited)	-	-	-	-	113	-	113
Exercise of warrants (unaudited)	-	-	12,500	-	25	-	25
Issuance of common stock in connection with 2014 Financing, net (unaudited)	-	-	3,361,933	-	9,257	-	9,257
Net loss (unaudited)	-	-	-	-	-	(1,958)	(1,958)

Balance at March 31, 2015 (unaudited)	1,000,000	-	23,184,474	2	44,198	(24,563)	19,637

Pro forma conversion of preferred stock into common stock (unaudited)	(1,000,000)	-	1,000,000	-	-	-	-

Pro forma balance at March 31, 2015 (unaudited)	-	$-	24,184,474	$2	$44,198	$(24,563)	$19,637

See notes to financial statements.

SPRING BANK PHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS
(In Thousands)
	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities:
Net loss	$(6,956)	$(9,712)	$(1,955)	$(1,958)
Adjustments for:
Depreciation	28	42	10	13
Non-cash stock-based compensation	234	264	-	113
Gain on change in fair value of warrant liability	(54)	-	-	-
Non-cash interest expense	1,925	1,372	281	-
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(226)	109	(237)	(4)
Accounts payable	(463)	(21)	112	(9)
Accrued expenses and other	124	569	116	122
Net cash used in operating activities	(5,388)	(7,377)	(1,673)	(1,723)

Cash flows from investing activities:
Purchases of property and equipment	(85)	(55)	(20)	(24)
Net cash used in investing activities	(85)	(55)	(20)	(24)

Cash flows from financing activities:
Proceeds from issuance of convertible notes and warrants	9,596	2,975	2,425	-
Payment of financing costs related to convertible notes	(488)	(506)	(403)	-
Proceeds from issuance of common stock	-	-	-	21,648
Payment of financing costs related to issuance of common stock	-	(18)	-	(1,754)
Proceeeds from exercise of warrants	-	250	-	25
Cash provided by financing activities	9,108	2,701	2,022	19,919

Net increase (decrease) in cash and cash equivalents	3,635	(4,731)	329	18,172
Cash and cash equivalents, beginning of year	2,666	6,301	6,301	1,570
Cash and cash equivalents, end of year	$6,301	$1,570	$6,630	$19,742

Supplemental disclosures of noncash investing and financing activities:
Issuance of common stock upon conversion of convertible notes and accrued interest	$10,762	$7,536	$-	$-
Escrow receivable from issuance of common stock	$-	$11,562	$-	$-
Reclass of warrant liability to stockholders' equity	$1,524	$-	$-	$-
Issuance of common stock warrants to brokers in connection with convertible note financings	$361	$77	$77	$-
Issuance of common stock to brokers in connection with convertible note financings	$122	$-	$-	$-

See notes to financial statements.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Spring Bank Pharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on applying a proprietary chemistry platform for the discovery and development of a novel class of pharmaceuticals we call Small Molecule Nucleic-Acid Hybrids (“SMNH”) to treat Hepatitis B virus, Hepatitis C virus, and Respiratory Syncytial Virus infections. Since inception in 2002, the Company built the technology platform and product pipeline using a capital-efficient, semi-virtual business model, supported by grants and direct funding from the United States National Institute for Health (“NIH”) as well as through private equity financings.

The Company’s success is dependent upon its ability to successfully complete clinical development and obtain regulatory approval of its drug candidates, successfully commercialize approved products, generate revenue, and, ultimately, attain profitable operations.

Basis of Presentation and Liquidity

The accompanying financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles ("U.S. GAAP") and include all adjustments necessary for the fair presentation of the Company's financial position for the periods presented.

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and negative operating cash flows since inception, and expects to incur additional operating losses. The Company believes that its cash resources of approximately $1,570,000 at December 31, 2014, together with the proceeds received in January 2015 from the sale of common stock in December 2014, as well as the additional $10,100,000 received in connection with an additional closing of the sale of common stock (see Note 7), will be sufficient to allow the Company to fund its current operating plan and continue as a going concern through at least December 31, 2015.

Unaudited Pro Forma Presentation

In July 2015, the Company’s board of directors authorized the Company to submit a draft registration statement to the Securities and Exchange Commission (the “SEC”) permitting the Company to sell shares of its common stock to the public. The unaudited pro forma statement of stockholders’ equity as of March 31, 2015, reflects the automatic conversion of all of the shares of Series A Convertible Preferred Stock (the “Preferred Stock”) (Note 7) into 1,000,000 shares of common stock.

Unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all Preferred Stock for the year ended December 31, 2014, and the three months ended March 31, 2015, into shares of the Company’s common stock as if such conversion had occurred at the beginning of the applicable period.

Unaudited Interim Financial Information

The accompanying balance sheet as of March 31, 2015, statements of operations and cash flows for the three months ended March 31, 2014 and 2015, and statement of stockholders’ equity for the three months ended March 31, 2015, are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2015, and the results of its operations and its cash flows for the three months ended March 31, 2014 and 2015. The financial data and other information disclosed in these notes related to the three months ended March 31, 2014 and 2015, and as of March 31, 2015, are unaudited. The results for the three months ended March 31, 2015, are not indicative of results to be expected for the year ending December 31, 2015, any other interim periods or any future year or period.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including clinical trial accruals), the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates relied upon in preparing the accompanying financial statements related to the fair value of common stock and other equity instruments, accounting for stock-based compensation, income taxes, useful lives of long-lived assets, and accounting for certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and include short-term, highly liquid investments with remaining maturities of 90 days or less at the date of purchase. Cash equivalents consisted solely of money market funds during all periods.

Included in cash and cash equivalents as of December 31, 2013 and 2014, and March 31, 2015, are money market fund investments of $1,012,000, $650,000 and $19,103,000, respectively, which are reported at fair value (Note 4).

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. Substantially all of the Company’s cash is held at financial institutions that management believes to be of high-credit quality. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company had one source of revenue, grants from the NIH, during all periods presented, representing 100% of total revenue for each period.

Property and Equipment, Net

Property and equipment are recorded at cost. Costs associated with maintenance and repairs are expensed as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives:

Asset Category	Useful Lives
Equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	10 years or the remaining term of respective lease, if shorter

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset. To date, no such impairment has occurred.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES…continued

Deferred Financing Costs

Financing costs incurred in connection with the issuance and sale of the Company’s convertible notes and warrants (see Note 6) were capitalized and amortized to interest expense over the term of the convertible notes issued using the effective interest method. Amortization of deferred financing costs were $819,000 and $704,000 in the years ended December 31, 2013 and 2014, respectively, and $160,000 and $0 in the three months ended March 31, 2014 and 2015, respectively. As of December 31, 2014 and March 31, 2015, there were no such costs remaining on the balance sheets.

Deferred Rent

The Company’s operating lease includes rent escalation payment terms and other incentives received from landlords. Deferred rent represents the difference between actual operating lease payments due and straight-line rent expense over the term of the lease, which is recorded in Accrued expenses and other current liabilities. Deferred rent was $11,000 and $7,000 as of December 31, 2013 and 2014, respectively, and $5,000 as of March 31, 2015.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery has occurred or services have been rendered and collection of the related receivable is reasonably assured.  Generally, these criteria are met and revenue from grants from the NIH, which is used to subsidize certain of our research projects, is recognized as efforts are expended and as eligible project costs are incurred.

Research and Development Costs

Research and development expenses consist of expenses incurred in performing research and development activities, including compensation and benefits for full-time research and development employees, an allocation of facilities expenses, manufacturing process-development and scale-up activities, clinical trial and related clinical manufacturing expenses, fees paid to clinical research organizations, contract manufacturing organizations and investigative sites, payments to universities under our license agreements and other outside expenses. Research and development costs are expensed as incurred. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense until the Company receives the underlying goods or services.

Convertible Note Financings

The Company evaluates and accounts for embedded and freestanding features in its convertible notes in accordance with U.S. GAAP. If the feature meets the definition of a derivative, professional standards generally provide three criteria that require companies to bifurcate the derivative from their host instruments and account for them as free standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Proceeds are first allocated to freestanding and embedded derivatives required to be recognized at fair value and the residual proceeds are allocated to the convertible notes.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

Warrants

The Company reviews the terms of all warrants issued and classifies the warrants as a component of permanent equity if they are free standing financial instruments that are legally detachable and separately exercisable, contingently exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, the warrants must require physical settlement and may not provide any guarantee of value or return. Warrants that meet these criteria are initially recorded at their grant date fair value and are not subsequently remeasured.

Warrants are classified as liabilities if they are free standing financial instruments that may permit the holders to purchase mandatory redeemable equity instruments or they otherwise do not meet the criteria for equity classification. Liability-classified warrants are initially recorded at fair value and remeasured at each period end while these instruments were outstanding or until they meet the criteria for equity classification. Gains and losses arising from changes in fair value are recognized in other income (expense) in the statements of operations.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and nonemployees using a fair value method. The Company’s stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on a straight-line basis. The measurement date for nonemployee awards is the date the services are completed, resulting in periodic adjustments to stock-based compensation during the vesting period for changes in the fair value of the awards. Stock-based compensation costs for nonemployees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation is classified in the accompanying statements of operations based on the department to which the related services are provided.

Financial Instruments

The Company’s financial instruments consisted of cash equivalents, convertible notes, accounts payable, and warrant liabilities. The carrying amounts of cash and cash equivalents and accounts payable approximate their fair value due to the short-term nature of those financial instruments. The fair value of the liability-classified warrants are remeasured each reporting period as described in Note 4.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES…continued

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s assets and liabilities measured at fair value on a recurring basis include cash equivalents and warrant liabilities.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these instruments is dilutive.

Income Taxes

Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. The Company classifies interest and penalties associated with such uncertain tax positions as a component of interest expense. As of December 31, 2013 and 2014, and March 31, 2015, the Company has not identified any material uncertain tax positions.

Guarantees and Indemnifications

As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime.

The Company leases laboratory and office space in Milford, Massachusetts, under a non-cancelable operating lease. The Company has standard indemnification arrangements under this lease that requires it to indemnify the landlord against any liability for injury, loss, accident, or damage from any claims, actions, proceedings, or costs resulting from certain acts, breaches, violations, or nonperformance under the Company’s lease.

Through March 31, 2015, the Company had not experienced any losses related to these indemnification obligations and no material claims were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment and does not track expenses on a program-by-program basis.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which amends the guidance for revenue recognition to replace numerous industry-specific requirements. ASC 606 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. ASC 606 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in ASC 606 are effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. In July 2015, the FASB approved the deferral of adoption by one year. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently in the process of evaluating the effect the adoption of ASC 606 may have on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern and to provide related disclosures in certain circumstances. The requirements of ASU 2014-15 will be effective for the annual financial statement period beginning after December 15, 2016, with early adoption permitted. The Company is currently in the process of evaluating the impact of adopting the provisions of ASU 2015-15.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (“ASU 2015-03”). ASU 2015-03 simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The requirements of ASU 2015-03 will be effective for the annual financial statement issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption is permitted. Management does not believe the adoption of the provisions of ASU 2015-03 will have a significant impact on the Company’s financial statements.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

2.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except share and per share data):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015

Net loss	$(6,956)	$(9,712)	$(1,955)	$(1,958)
Weighted-average number of common shares – basic and diluted	11,667,564	12,473,377	12,373,259	21,346,172
Net loss per common share– basic and diluted	$(0.60)	$(0.78)	$(0.16)	$(0.09)

Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015

Preferred stock	1,000,000	1,000,000	1,000,000	1,000,000
Common stock warrants	3,858,446	4,470,816	4,219,437	4,727,270
Common stock issuable upon conversion of convertible notes	1,748,403	-	2,884,284	-
Stock options	-	-	-	593,000

3.           PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2013 and 2014, and March 31, 2015, consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
Equipment	$117	$152	$152
Furniture and fixtures	9	24	46
Leasehold improvements	71	71	73

Total property and equipment	197	247	271
Less accumulated depreciation and amortization	(84)	(121)	(134)
Property and equipment, net	$113	$126	$137

Depreciation and amortization expense for the years ended December 31, 2013 and 2014, was $28,000 and $42,000, respectively, and for the three months ended March 31, 2014 and 2015, was $10,000 and $13,000, respectively. In addition, the Company wrote off approximately $5,000 of fully depreciated assets during 2014.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

4.           FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs.

A summary of the assets and liabilities that are measured at fair value as of December 31, 2013 and 2014, and March 31, 2015 is as follows (in thousands):

		Fair Value Measurement Using
	Carrying	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
Money market funds (1)	$1,012	$1,012	$-	$-
December 31, 2014
Money market funds (1)	$650	$650	$-	$-
March 31, 2015
Money market funds (1)	$19,103	$19,103	$-	$-

(1) Money market funds are included within cash and cash equivalents in the accompanying balance sheets recognized at fair value.

A rollforward of the liability-classified warrants during 2013 recognized at fair value based on unobservable inputs (Level 3) is as follows (in thousands):

Beginning balance, January 1, 2013	$1,065
Issuance of liability-classified warrants	513
Change in fair value	(54)
Reclassification to equity	(1,524)
Balance at December 31, 2013	$-
Balance at December 31, 2014	$-
Balance at March 31, 2015	$-

During 2013, the warrants met the equity classification requirements (see Note 6) and the then current fair value of the warrants was reclassified to equity.

The liability-classified warrants were valued and revalued using a probability-weighted option pricing model which considered the probabilities of the exercise scenarios. The following assumptions were used to value these warrants in 2013:

Volatility	85%
Years to liquidity	4
Risk free rate	0.65%

5.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses as of December 31, 2013 and 2014, and March 31, 2015, consisted of the following (in thousands):
	December 31,		March 31,
	2013	2014	2015

Broker commissions	$313	$925	$-
Clinical	68	159	83
Compensation and benefits	23	42	308
Accounting and legal	191	110	50
Other	16	21	13

Total accrued expenses	$611	$1,257	$454

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

6.	CONVERTIBLE NOTES…continued

2012 Convertible Financing

Between March 2012 and February 2013, the Company entered into Note and Warrant Purchase Agreements (the “2012 Convertible Financing”). Pursuant to these agreements, the Company issued and sold notes in the aggregate principal amount of $10,763,000 (the “2012 Notes”) and warrants to investors at multiple closings between March 2012 and April 2013. The 2012 Notes were non-interest bearing.

The 2012 Notes were convertible into shares sold by the Company in its next equity financing, as defined, subject to mutual agreement by the 2012 Noteholders and the Company, at the price paid per share of the next equity financing or were automatically convertible into shares of common stock at a conversion price of $2.00 per share upon completion of a corporate transaction, as defined, an IPO or at maturity, February 15, 2013. The Company assessed the embedded features of the 2012 Notes noting that the only features requiring bifurcation and derivative accounting were the conditional conversion upon the next equity financing and redemption upon an event of default.  However, the probabilities of occurrence of either of these features were considered to be remote and, therefore, the value of this compound derivative was de minimis.

In conjunction with the sale and issuance of the 2012 Notes, the Company issued warrants to the investors that were exercisable for either an aggregate of 2,690,623 shares of common stock with an exercise price of $2.00 per share if the 2012 Notes converted into common stock or if the 2012 Notes converted upon the next equity financing, the warrants were exercisable for shares of stock sold in the next equity financing with an exercise price equal to the price paid per share in such financing. The warrants have a term of five years and will expire between 2017 and 2018, or upon an IPO or corporate transaction.

For the 2012 Notes and related warrants issued through February 15, 2013, the Company valued the warrants at issuance using a probability-weighted option pricing model in which the Company assumed a de minimis probability that the warrants would be exercisable into the shares of a next qualified financing as the probability of the 2012 Notes converting upon a next equity financing was determined to be remote. However, given the variable nature of the exercise terms, these warrants were classified as liabilities on the Company’s balance sheets and were recorded at fair value with changes in fair value recorded in the statements of operations. At maturity, the 2012 Notes converted into common stock and the exercise terms of the warrants became fixed and, therefore, the fair value these warrants was reclassified into stockholders’ equity with no further changes in fair value being recorded.

The Company initially recorded the proceeds allocated to the common stock warrants upon each issuance totaling $1,094,000 and $1,030,000 in 2012 and 2013, respectively, as a discount to the original principal borrowings of the 2012 Notes of $5,075,000 and $5,688,000 in 2012 and 2013, respectively.

The Company engaged various brokers to assist the Company with the 2012 Convertible Financing. These brokers earned commissions payable in cash and warrants exercisable for common stock at $2.00 per share for a period of five years; however, one broker received shares of common stock rather than warrants. The Company recorded issuance costs related to the broker commissions as deferred financing costs in the amounts of $717,000 and $752,000 during the years ended December 31, 2012 and 2013, respectively. The 2012 deferred financing costs included $419,000 of cash commissions, $248,000 related to the fair value of warrants to purchase 290,875 shares of common stock and $49,000 related to the issuance of 33,000 shares of common stock in lieu of warrants. The 2013 deferred financing costs included $466,000 of cash commissions, $230,000 related to the fair value of warrants to purchase 288,186 shares of common stock and $57,000 related to the issuance of 38,200 shares of common stock. The Company amortized the discount on the 2012 Notes and the related deferred financing costs to interest expense using the effective interest method over the contractual term of the 2012 Notes and recorded interest expenses of $1,880,000 for the year ended December 31, 2013. See Note 7 for additional information regarding the warrants.

The 2012 Notes converted into 5,381,249 shares of common stock pursuant to their stated terms in 2013.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

6.	CONVERTIBLE NOTES…continued

2013 Convertible Financing

Between October 2013 and July 2014, the Company entered into Note and Warrant Purchase Agreements (the “2013 Convertible Financing”).  Pursuant to these agreements, the Company issued and sold notes in the aggregate principal amount of $6,883,000 (the “2013 Notes”) and warrants to investors at multiple closings between October 2013 and July 2014. The Company issued $3,908,000 and $2,975,000 of the 2013 Notes during the years ended December 31, 2013 and 2014, respectively. The 2013 Notes accrued interest at a rate of 8% per annum.

Unpaid principal and accrued interest were due and payable on demand, on or after the December 31, 2014, upon a written notice from each holder of the 2013 Notes. All outstanding principal and accrued interest was convertible as follows:

Mandatory Conversions

Unpaid principal and accrued interest were automatically convertible into: (a) the shares of capital stock sold by the Company at the next equity financing following the issuance date of the 2013 Notes with gross proceeds of at least $15,000,000, at a conversion price that equals the lesser of the issuance price per share in the equity financing or $2.25, or (b) common stock upon an IPO, at a conversion price that equals the lesser of the IPO per share price or $2.25. On December 29, 2014, the size of the minimum next equity financing was reduced to $5,000,000. In connection with this change, the Company assessed the resulting change in fair value of the conversion feature to be greater than 10% of the carrying value of the 2013 Notes, which resulted in extinguishment accounting. The Company recorded the $92,000 increase in fair value as an additional discount to the 2013 Notes with a corresponding increase in additional paid-in capital.

Optional Conversions

At the investor’s option, unpaid principal and accrued interest was convertible into common stock: (a) at any time prior to December 31, 2014 and mandatory conversion dates at a conversion price of $2.25 per share, or (b) at any time within 10 days after December 31, 2014 at a conversion price of $2.00 per share.

The Company assessed the embedded features of the 2013 Notes noting that no conversion or redemption features were required to be separated and accounted for as derivatives.

In conjunction with the issuance and sale of the 2013 Notes, the investors received warrants to purchase a total of 764,787 shares of common stock at $2.25 per share, of which warrants to purchase 434,241 and 330,546 shares of common stock were issued during the years ended December 31, 2013 and 2014, respectively. The warrants have a term of five years and will expire between 2018 and 2019, or upon an IPO or corporate transaction.

The Company allocated the proceeds between the 2013 Notes and warrants based on their relative fair values as the warrants were deemed to be equity classified. The Company initially recorded the fair value allocated to the common stock warrants upon each issuance totaling $337,000 and $257,000 during 2013 and 2014, respectively, as a discount to the original principal borrowings of the 2013 Notes.

The Company engaged various brokers to assist the Company with the 2013 Convertible Financing. These brokers earned commissions payable in cash and warrants exercisable for common stock at $2.25 per share for a period of five years or upon an IPO or corporate transaction. One broker received 11,000 shares of common stock in lieu of warrants. The Company recorded issuance costs related to the broker commissions of $460,000 and $270,000 during the years ended December 31, 2013 and 2014, respectively, which were recorded as deferred financing costs. The 2013 deferred financing costs included $313,000 of cash commissions, $131,000 related to the fair value of warrants to purchase 154,521 shares of common stock and $16,000 related to the issuance of 11,000 shares of common stock. The 2014 deferred financing costs included $192,000 of cash commissions and $77,000 related to the fair value of warrants to purchase 91,555 shares of common stock.

The Company amortized the discounts on the 2013 Notes and the related deferred financing costs to interest expense using the effective interest method over the contractual term of the 2013 Notes and recorded interest expense of $45,000 and $1,371,000 for the years ended December 31, 2013 and 2014, respectively. See Note 7 for additional information regarding the warrants.

The principal and accrued interest of the 2013 Notes converted into 3,308,668 shares of common stock pursuant to their stated terms on December 31, 2014.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

7.	STOCKHOLDERS’ EQUITY

Common stock

During the years ended December 31, 2013 and 2014, the Company issued common stock to consultants and advisors as compensation for services and recognized expense equal to the fair value of the shares issued.

On December 31, 2014, the Company sold 3,854,056 shares of common stock for $3.00 per share, of which the proceeds were held in escrow and released to the Company in January 2015. This balance was recorded as escrow receivable as of December 31, 2014.  During February 2015, the Company raised an additional $10,100,000 from the sale of 3,361,933 shares of common stock to existing and new investors. Collectively, these financing activities are referred to as the "2014 Financing."

The Company engaged one broker to assist the Company with the 2014 Financing. The broker earned commissions payable in cash and warrants exercisable for common stock at $3.00 per share for a period of five years or upon an IPO or corporate transaction. The Company recorded issuance costs related to cash broker commissions of $925,000 during the year ended December 31, 2014 in connection with the 2014 Financing, and $807,000 during the three months ended March 31, 2015, respectively, which the Company recorded as a reduction in proceeds. In addition, the Company issued warrants to purchase 308,324 and 268,954 shares of common stock during the year ended December 31, 2014, and three months ended March 31, 2015, respectively in connection with the 2014 Financing which were equity classified and valued at $382,000 and $334,000, respectively.

Preferred stock

The rights, preferences and privileges of the Preferred Stock are as follows:

Voting

The holder of Preferred Stock is entitled to vote on all matters and is entitled to a number of votes equal to the number of shares of common stock into which each share of Preferred Stock is then convertible.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, the holder of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock by reason of their ownership thereof, an amount equal to $1.00 per share, the original issue price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such share.

Any remaining assets legally available for distribution after satisfaction of the liquidation preferences of the Preferred Stock shall be distributed to the holders of common stock on a pro rata basis based upon the number of shares of common stock held by the common stockholders.

Conversion

Each share of Preferred Stock is convertible into one share of common stock, at any time, at the option of the holder. In addition, the Series A shares convert on a 1:1 ratio. Each share of Preferred Stock will automatically convert into common stock upon the closing of a public offering under the Company’s initial registration statement on Form S-1 with the U.S. Securities and Exchange Commission.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

7.	STOCKHOLDERS’ EQUITY…continued

Warrants

A summary of warrant activities during the years ended December 31, 2013 and 2014, and the three months ended March 31, 2015, is as follows:
Warrants

Warrants outstanding, January 1, 2013	1,559,625
Grants	2,298,821
Exercises	-
Expirations/cancellations	-
Warrants outstanding, December 31, 2013	3,858,446
Grants	730,425
Exercises	(118,055)
Expirations/cancellations	-
Warrants outstanding, December 31, 2014	4,470,816
Grants	268,954
Exercises	(12,500)
Expirations/cancellations	-
Warrants outstanding, March 31, 2015	4,727,270

2014 Stock Incentive Plan

In April 2014, the Company’s Board of Directors approved the 2014 Stock Incentive Plan (“the 2014 Plan”). The Company’s 2014 Plan provides for the issuance of common stock, stock options and other stock-based awards to employees, officers, directors, consultants, and advisors. As of December 31, 2014 and March 31, 2015, the Board had authorized 500,000 and 1,000,000 shares of common stock to be issued under the 2014 Plan, respectively. Awards under the 2014 Plan may include options (incentive and non-statutory), stock appreciation rights, restricted stock, restricted stock units or dividend equivalent right, or a combination of them. Under the 2014 Plan, the Board, or a committee authorized by the Board, determines the number of shares of common stock to be granted pursuant to the awards, as well as the exercise price and terms of such awards.

The exercise price of incentive stock options cannot be less than the fair value of the common stock on the date of grant. Stock options awarded under the 2014 Plan expire 10 years after the grant date, unless the Board sets a shorter term. During 2014, 100,000 shares of common stock were issued to a consultant for services under the 2014 Plan and recognized stock-based compensation expense equal to the fair value of the shares issued. During the three months ended March 31, 2015, stock options to purchase 593,000 shares were issued to employees, directors and consultants under the 2014 Plan and recognized stock-based compensation expense of $113,000 was recorded.  As of December 31, 2014, and March 31, 2015, 400,000 and 307,000 shares remain available for future grants under the 2014 Plan, respectively.

The following table summarizes the option activity for the three months ended March 31, 2015, under the 2014 Plan:

	Options	Weighted-Average Exercise Price Per Share

Outstanding at January 1, 2015	-	$-
Granted	593,000	2.32
Exercised	-	-
Expired	-	-
Outstanding at March 31, 2015	593,000	$2.32
Exercisable at March 31, 2015	113,750	$2.32

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

7.	STOCKHOLDERS’ EQUITY…continued

No stock options were granted prior to 2015 pursuant to the 2014 Plan. All stock options granted have a ten-year term. The fair value of each stock option granted is estimated on the grant date using a Black-Scholes stock option pricing model based on the following assumptions: an expected term of 6 years; expected stock price volatility of 87%; a risk free rate of 0.9%; and a dividend yield of 0%. The weighted-average fair value of stock options granted during the three months ended March 31, 2015 was $1.65. As of March 31, 2015, all options granted are expected to vest and the weighted-average remaining contractual life of all options is 10 years.

The board of directors determined the estimated fair value of the Company's common stock on the date of grant based on a number of obective and subjective factors, including third party valuations. As the Company’s stock is not traded publicly, the computation of expected volatility is based on the historical volatilities of peer companies. The peer companies include organizations that are in the same industry, with similar size and stage of growth. The Company estimates that the expected life of the options granted using the simplified method allowable under Staff Accounting Bulletin No. 107, Share Based Payments. The interest rate for grants pursuant to the 2014 Plan is based on the U.S. treasury bill rates for U.S. treasury bills with terms commensurate with the expected term of the option grants on the grant date of the option.

The Company recorded a total of $113,000 during the three months ended March 31, 2015, as stock-based compensation expense relating to outstanding stock options granted pursuant to the 2014 Plan. Of this amount, $70,000 and $43,000 was recorded in general and administrative expense and research and development expense, respectively. The fair value of stock options vested during the three months ended March 31, 2015 was $181,000. At March 31, 2015, there was $863,000 of unrecognized stock-based compensation expense relating to stock options granted pursuant to the 2014 Plan, which will be recognized over the weighted-average remaining vesting period of 2 years. Total unrecognized stock-based compensation expense may be adjusted for future changes in the estimated forfeiture rate.

Reserved Shares

As of December 31, 2014 and March 31, 2015, the Company has reserved the following shares of common stock for potential conversion of the Preferred Stock, convertible notes, exercise of warrants and shares available for grant under the 2014 Plan:

	December 31, 2014	March 31, 2015

Preferred stock	1,000,000	1,000,000
2012 Convertible Financing warrants	3,207,184	3,194,684
2013 Convertible Financing warrants	955,308	955,308
2014 Financing warrants	308,324	577,278
2014 Stock Incentive Plan	400,000	900,000

Total	5,870,816	6,627,270

8.	INCOME TAXES

A reconciliation of the statutory U.S. Federal Tax Rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2013	2014

U.S. statutory federal income tax rate	34.0%	34.0%
State income taxes, net of federal income tax benefit	4.8%	4.8%
Interest expense – deferred financing costs	(2.9)%	(2.6)%
R&D credit	0.8%	1.2%
Change in valuation allowance	(37.1)%	(37.3)%
Other	0.4%	(0.1)%
Effective income tax rate	0.0%	0.0%

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

8.	INCOME TAXES…continued

The significant components of the Company’s deferred tax assets as of December 31, 2013 and 2014 are as follows (in thousands):

	December 31,
	2013	2014

Net operating loss carryforwards	$3,566	$6,838
Research and development credits	199	307
Accrued expenses	67	43
Property and equipment	3	10
Other – net	7	3

Deferred tax assets	3,842	7,201
Deferred tax liability	(127)	-
Valuation allowance	(3,715)	(7,201)

Net deferred tax asset and liability	$-	$-

Because of the Company’s recurring losses since inception, management has concluded that it is more likely than not that the benefits of losses to date which result in deferred tax assets will not be realized and, accordingly, the Company provided a full valuation allowance against the net deferred tax assets. The valuation allowance increased by approximately $2,038,000 and $3,486,000 in 2013 and 2014, respectively, due to the increase in the deferred tax assets (primarily due to the net operating loss carryforwards).

At December 31, 2014, the Company had federal and state net operating loss carryforwards of approximately $17,401,000 and $17,444,000, respectively available to reduce future taxable income, if any. The federal and state net operating loss carryforwards expire beginning in 2029 and ending in 2035. At December 31, 2014, the Company had available federal and state income tax credits of approximately $294,000 and $21,000, respectively, which are available to reduce future income taxes, if any, through 2035.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards, which could be used annually to offset future taxable income.

The Company files tax returns in the state of Massachusetts. For Federal Income Taxes, the tax years 2011 through 2014 remain open to examination by the Internal Revenue Service. For Massachusetts Income Taxes, the tax years 2005-2007 and 2009-2014 remain open to examination by the Massachusetts Department of Revenue Services. As carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service or state tax authorities if they have or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date.

9.	COMMITMENTS

Leases

The Company signed a three-year facility lease for its headquarters in Milford, Massachusetts in February 2013. Prior to that time, the Company rented the same facility on a month-to-month basis. Total rent expense for the years ended December 31, 2013 and 2014, was $51,000 and $53,000, respectively, and for the three months ended March 31, 2014 and 2015, was $13,000, respectively.

Spring Bank Pharmaceuticals, Inc.
Notes to Financial Statements
(Information as of March 31, 2015 and for the three months ended March 31, 2014 and 2015 is unaudited)

9.	COMMITMENTS…continued

Future minimum commitments due under all leases at December 31, 2014 are as follows (in thousands):

Year Ending December 31,
2015	$55
2016	4
Total minimum lease payments	$59

Contingencies

The Company is subject to claims in the ordinary course of business, however, the Company is not currently a party to any pending or threatened litigation, the outcome of which would be expected to have a material adverse effect on its financial condition or the results of its operations. The Company accrues for contingent liabilities to the extent that the liability is probable and estimable, but no liabilities have been recorded to date.

10.	401(k) PLAN

The Company has a 401(k) defined contribution plan (the “401(k) Plan”) for substantially all of its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of its Board, the Company may elect to match employee contributions. For the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and 2015, the Company paid a 3% match which amounted to $23,000, $26,000, $7,000 and $10,000, respectively.

11.	RELATED PARTY TRANSACTIONS

The Company paid advisory fees of $68,000 and $81,000 to one of its Directors, in addition to director fees, during the years ended December 31, 2013 and 2014, respectively.

12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 3, 2015, the date on which the financial statements were available to be issued and has determined that no additional subsequent events occurred that would require recognition in these financial statements.

During April 2015, the Company extended the facility lease for its headquarters in Milford, Massachusetts through March 31, 2018, while also expanding the leased premises to increase the laboratory space.  The total rent payments due during the three-year term of this extension are $255,000.

During May 2015, the Company entered into a transition agreement with the Company’s President and Chief Executive Officer to continue his employment for at least one three-month period through August 27, 2015.  An additional three-month extension is available if mutually agreed by both parties. Upon termination, the Company will continue to make 18 monthly payments totaling $518,000 and also provide benefits consistent with the coverage that was provided prior to the execution of the transition agreement.

Common Stock

PRELIMINARY PROSPECTUS
, 2015

[Through and including , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.]

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

 Item 13.  Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the issuance and distribution of the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*

*	To be filed by amendment.

 Item 14.  Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, ending or completed action, suit or proceeding to which he was or is a party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

 Item 15.  Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)           Issuance of Capital Stock.

 During 2012, we issued 240,000 shares of common stock to employees and consultants. The common stock had an estimated fair value ranging from $1.10 to $1.48 per share and was fully vested upon the issuance date.

 Between March 2012 and February 2013, we sold convertible promissory notes in the aggregate principal amount of $10.8 million in a private placement to new and existing stockholders.  We refer to these notes as the 2012 Notes.  The 2012 Notes were non-interest bearing and were convertible into shares sold in our next equity financing, as defined, at the price paid per share of the next equity financing or were automatically convertible into shares of common stock at a conversion price of $2.00 per share upon completion of a corporate transaction, as defined, or of an IPO or at maturity, February 15, 2013. In February 2013, the 2012 Notes converted into 5,381,249 shares of our common stock.

 In connection with the issuance and sale of the 2012 Notes, we issued warrants to the purchasers of the 2012 Notes that were exercisable for either 2,690,623 shares of common stock with an exercise price of $2.00 per share if the 2012 Notes converted into common stock or if the 2012 Notes converted upon the next equity financing, the warrants were exercisable for shares of stock sold in the next equity financing with an exercise price equal to the price paid per share in such financing. We also issued warrants to purchase 579,061 shares of comment stock with an exercise price of $2.00 per share and 38,200 shares of common stock in lieu of warrants to brokers associated with the 2012 Notes. The warrants have a term of five years and will expire between 2017 and 2018, or upon an IPO or corporate transaction.

 During 2013, we issued 158,000 shares of common stock to directors and advisors. The common stock had an estimated fair value ranging from $1.48 to $1.54 per share and was fully vested upon the issuance date.

 Between October 2013 and July 2014, we sold convertible promissory notes in the aggregate principal amount of $6.9 million in a private placement to new and certain of our existing stockholders.  We refer to these notes as the 2013 Notes.  The 2013 Notes accrue interest at a rate equal to 8% per year and had a maturity date of December 31, 2014 unless converted prior thereto.  In December 2014, the 2013 Notes converted into 3,308,668 shares of our common stock.

 In connection with the issuance and sale of the 2013 Notes, we issued warrants to the purchasers of the 2013 notes to purchase an aggregate of 764,787 shares of our common stock at an exercise price of $2.25 per share. We also issued warrants to purchase 246,076 shares of comment stock with an exercise price of $2.25 per share and 11,000 shares of common stock in lieu of warrants to brokers associated with the 2012 Notes. The warrants have a term of five years and will expire between 2018 and 2019, or upon an IPO or corporate transaction.

 During 2014, we issued 156,000 shares of common stock to directors, consultants and advisors. The common stock had an estimated fair value ranging from $1.59 to $1.69 per share and was fully vested upon the issuance date.

 We sold 3,854,056 and 3,361,933 shares of our common stock for a purchase price of $3 per share in December 2014 and February 2015, respectively. In connection with the issuance and sale of these shares, we issued warrants to the brokers to purchase an aggregate 577,278 shares of our common stock at an exercise price of $3.00 per share.

 During March 2015, we issued stock options to to purchase an aggregate 577,278 shares of our common stock at an exercise price of $2.32 per share to employees, directors, consultants and advisors. These options vest over a four year period for employees and a one year period for all non-employees based on the vesting commencement date of January 1, 2015.

The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the rities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

 (b)           Stock Option Grants

In March 2015, we granted stock options to purchase an aggregate of 593,000 shares of our common stock with an exercise price of $2.32 per share, to certain of our employees and directors in connection with services provided to us by such parties pursuant to our 2014 stock incentive plan. These are our only option grants in the past three years.

The issuances of stock options and the shares of our common stock issued upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(c)           Warrants

In conjunction with the 2012 Convertible Financing, the investors received warrants that were exercisable for either 2,690,623 shares of common stock with an exercise price of $2.00 per share. The warrants have a term of five years and will expire between 2017 and 2018, or upon an IPO or corporate transaction.

In conjunction with the 2013 Convertible Financing, the investors received warrants to purchase a total of 764,787 shares of common stock at $2.25 per share, of which 434,241 and 330,546 were issued during the years ended December 31, 2013 and 2014, respectively. The warrants have a term of five years and will expire between 2018 and 2019, or upon an IPO or corporate transaction.

Also in conjunction with our2012 Convertible Financing and our 2013 Convertible Financing,, we issued 1,402,415 warrants with exercise prices ranging from $2.00 to $3.00 per share to eight brokers.

The issuances of warrants described in this paragraph (c) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to the public resale or distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

 (b)   Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

 Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)                      (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)           to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)           That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)           each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;. provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(a)           The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)           The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Milford, Commonwealth of Massachusetts, on this 3rd day of August 2015.

SPRING BANK PHARMACEUTICALS, INC.

By:  /s/  Jonathan Freve
Jonathan Freve
Chief Financial Officer, Treasurer and Secretary

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints _____________ and _______________, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

______________________________ Douglas Jensen	President, Chief Executive Officer and Director	August 3, 2015

______________________________ Guy Macdonald	Chairman of the Board	August 3, 2015

______________________________ Jonathan Freve	Chief Financial Officer, Treasurer and Secretary	August 3, 2015

______________________________ R.P. “Kris” Iyer, PhD	Chief Scientific Officer and Director	August 3, 2015

______________________________ Jonathan Bates	Director	August 3, 2015

______________________________ David Arkowitz	Director	August 3, 2015

______________________________ Kurt Eichler	Director	August 3, 2015

EXHIBIT INDEX

Exhibit
No.                      Exhibit Description

3.1#	Restated Certificate of Incorporation of the Registrant,
3.2#	Amended and Restated Bylaws of the Registrant, as currently in effect.
4.1#	Form of the Registrant’s common stock certificate.
5.1#	Opinion of Law Offices of ______________________.
10.1#	[Form of Indemnification Agreement between Registrant and each of its directors and officers.]
10.2*	Form of Warrant to purchase shares of common stock of the company issued on [ ] by the Registrant, as amended
10.3*#	2014 Stock Incentive Plan
10.4*	Form of Incentive Stock Option Agreement
10.5*	Form of Nonstatutory Stock Option Agreement
10.7#	Form of Warrant to purchase shares of common stock of the company issued on [ ] by the Registrant, as amended
10.8#	Amended Office Lease – dated April 7, 2015, between Registrant and 495 Commerce Park Ltd
10.9#	License Agreement between Registrant and Migenix, Inc., fka Micrologix Biotech Inc., dated December 8, 2003, as amended April 30, 2008 and January 1, 2009.
10.10*#	Executive Employment Agreement between Registrant and R.P. Kris Iyer, PhD dated June 1, 2013.
10.11*#	Executive Employment Agreement between Registrant and Douglas Jensen dated March 1, 2013
10.12*#	Offer Letter Employment Agreement between Registrant and Jonathan Freve dated December 23, 2014
10.13*#	Consulting Agreement between Registrant and Jonathan Bates, as amended
10.14#	Form of Warrant to purchase shares of common stock of the company issued on [ ] by the Registrant, as amended
10.15*#	Offer Letter Employment Agreement between Registrant and Donald Mitchell dated January 1, 2013
10.16*#	Transition Agreement between the Registrant and Douglas Jensen dated May [ ], 2015.
23.1#	Consent of Law Offices of _____________________ (included in Exhibit 5.1)
23.2#	Consent of McGladrey LLP
24.1#	Power of Attorney (included on signature page)

# To be filed by amendment.
* Indicated management contract or compensatory plan